Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FUSION ACQUISITION CORP.,

ML MERGER SUB INC.,

and

MONEYLION INC.

DATED AS OF FEBRUARY 11, 2021

‘

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Section 7.20	No Solicitation	53
Section 7.21	Affiliate Agreements	54

Article VIII Conditions to the Transaction		54
Section 8.01	Conditions to Obligations of Each Party’s Obligations	54
Section 8.02	Additional Conditions to Obligations of the Company	55
Section 8.03	Additional Conditions to the Obligations of Parent and Merger Sub	56
Section 8.04	Frustration of Closing Conditions	56

Article IX Termination		56
Section 9.01	Termination	56
Section 9.02	Notice of Termination; Effect of Termination.	57

Article X No Survival		58
Section 10.01	No Survival	58

Article XI General Provisions		57
Section 11.01	Notices	57
Section 11.02	Interpretation	59
Section 11.03	Counterparts; Electronic Delivery	60
Section 11.04	Entire Agreement; Third Party Beneficiaries	60
Section 11.05	Severability	60
Section 11.06	Other Remedies; Specific Performance	60
Section 11.07	Governing Law	61
Section 11.08	Consent to Jurisdiction; Waiver of Jury Trial.	61
Section 11.09	Rules of Construction	62
Section 11.10	Expenses	62
Section 11.11	Assignment	62
Section 11.12	Amendment	62
Section 11.13	Extension; Waiver	62
Section 11.14	No Recourse	62
Section 11.15	Disclosure Letters and Exhibits	63

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of February 11, 2021, by and among Fusion Acquisition Corp., a Delaware corporation (“Parent”), ML Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and MoneyLion Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”).

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Merger will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”).

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (b) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Merger be adopted by the stockholders of the Company.

WHEREAS, the board of directors of Parent has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (b) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Parent Stockholder Matters be adopted by the stockholders of Parent.

WHEREAS, prior to the Closing, Parent shall: (a) subject to obtaining the approval of the Parent Stockholder Matters, adopt the Fourth Amended and Restated Certificate of Incorporation of Parent (the “Parent A&R Charter”) substantially in the form attached hereto as Exhibit B; and (b) amend and restate the existing bylaws of Parent (the “Parent A&R Bylaws”) substantially in the form attached hereto as Exhibit C.

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor is entering into a Sponsor Support Agreement (the “Sponsor Support Agreement”), substantially in the form attached hereto as Exhibit D.

WHEREAS, on or about the date hereof, Parent has obtained commitments from certain investors for a private placement of Parent Class A Stock (as defined herein) (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions.

WHEREAS, in connection with the consummation of the Merger, Parent and certain Company Stockholders will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) substantially in the form attached hereto as Exhibit E.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
The Closing Transactions

Section 1.01 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.01, the consummation of the Transactions (the “Closing”), other than the filing of the Certificate of Merger (as defined below), shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 1.02 Parent Financing Certificate. Not more than three Business Days prior to the Closing, Parent shall deliver to the Company written notice (the “Parent Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions; (b) the amount of Parent Cash and Parent Transaction Costs as of the Closing; and (c) the number of shares of Parent Class A Stock to be outstanding as of the Closing after giving effect to the Parent Stockholder Redemptions and the issuance of shares of Parent Class A Stock pursuant to the Subscription Agreements.

Section 1.03 Closing Documents.

(a)  At the Closing, Parent or Merger Sub, as applicable, shall deliver to the Company:

(i)  a certified copy of the Parent A&R Charter and the Parent A&R Bylaws;

(ii)  a copy of the A&R Registration Rights Agreement, duly executed by Parent; and

(iii)  all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.02.

(b)  At the Closing, the Company shall deliver to Parent:

(i) a copy of the Certificate of Merger, duly executed by the Company;

(ii)  a copy of the A&R Registration Rights Agreement, duly executed by the Company Stockholders party thereto;

(iii)  a schedule based upon the amounts contained in the Parent Financing Certificate reflecting: (A) a calculation of the Closing Cash Payment Amount, if any, and the Closing Number of Securities; and (B) each Company Stockholder’s Pro Rata Share of: (1) the Closing Cash Payment Amount, if any; (2) the Closing Number of Securities (it being understood and agreed that the calculations set forth in such schedule shall be prepared in accordance with the Company’s Charter Documents and the requirements of the DGCL); and (C)  the Earn Out Shares to be issued upon the occurrence of each Triggering Event in accordance with Article III;

(iv)  copies of the consents and waivers from the Persons referred to and who are party to the Contracts listed in Schedule 1.03(b)(iv) of the Company Disclosure Letter, to the extent such Contracts will remain in effect after the Closing, and

(v)  all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.03.

Section 1.04 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a)  Parent shall make any payments required to be made by Parent in connection with the Parent Stockholder Redemption.

(b)  Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

(c)  Parent shall contribute to Merger Sub: (i) the amount of cash remaining in the Trust Account; and (ii) the proceeds actually received by Parent upon consummation of the PIPE Investment, after giving effect to the Parent Stockholder Redemption and the payment of all Parent Transaction Costs.

(d)  The certificate of merger with respect to the Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.

(e)  Parent shall deposit (or cause to be deposited) with the Exchange Agent the Closing Cash Payment Amount, if any, and the Closing Number of Securities.

(f)  The Company shall pay, or, cause to be paid, all Company Transaction Costs, to the extent not paid by the Company prior to the Closing, to the applicable payees; provided, that: (i) the amounts included in the Company Transaction Costs may be paid promptly after the Closing Date as necessary; and (ii) Parent shall (on behalf of the Company) pay, or cause to be paid, any amounts included in the Company Transaction Costs that represent compensation to employees to the Company for payment to the applicable service provider at the time required by the applicable arrangement through the Company’s payroll system.

Article II
The Merger

Section 2.01 Effective Time. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”).

Section 2.02 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly-owned subsidiary of Parent (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

Section 2.04 Governing Documents. Subject to Section 7.11, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be a name determined by the Company.

Section 2.05 Directors and Officers of the Surviving Corporation. The Parties shall take all actions reasonably necessary to ensure that immediately following the Effective Time: (a) the directors of Parent and the Surviving Corporation shall be comprised of the Persons whose names are set forth in the Proxy Statement and the Proxy Statement/Registration Statement; and (b) the officers of the Company immediately prior to the Closing shall be the officers of each of Parent and the Surviving Corporation.

Section 2.06 Merger Consideration.

(a)  Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be: (i) the product of Per Share Merger Consideration Value times the total number of Company Common Stock held by the Company Stockholders as of the Effective Time (the “Stockholder Merger Consideration”) and (ii) the contingent right to receive the Earn Out Shares following the Closing in accordance with Article III (collectively, the “Total Stockholder Consideration”).

(b)  The Stockholder Merger Consideration shall be paid in the form of: (i) if requested by the Company pursuant to Section 2.06(c), an amount in cash equal to the Closing Cash Payment Amount, if any; and (ii) the Closing Number of Securities. Each Company Stockholder shall be entitled to receive such Company Stockholder’s Pro Rata Share of the Closing Cash Payment Amount, if any, and the Closing Number of Securities, and its Earn Out Pro Rata Share of any Earn Out Shares in accordance with Article III.

(c)  No later than three (3) Business Days prior to the Closing Date, the Company may request that the Stockholder Merger Consideration include an amount in cash equal to up to the lower of (x) the amount (which may be zero) by which the Parent Closing Cash exceeds $260,000,000 and (y) $100,000,000, by providing written notice to Parent thereof and specifying the amount thereof it is requesting for inclusion (the “Closing Cash Payment Amount”).

Section 2.07 Effect of the Merger on the Company Common Stock.

(a)  The Company shall take all actions necessary or appropriate so that, immediately prior to the Effective Time, each share of Company Preferred Stock that is issued and outstanding as of such time shall convert into a number of shares of Company Common Stock in accordance with the Charter Documents. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such shares of Company Preferred Stock.

(b)  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(i)  each share of Company Common Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding at the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Total Stockholder Consideration, with each Company Stockholder being entitled to receive (i) its Pro Rata Share of the Closing Cash Payment Amount, if any; (ii) its Pro Rata Share of the Closing Number of Securities; and (iii) during the Earn Out Period, its Earn Out Pro Rata Share of any Earn Out Shares upon the occurrence of each Triggering Event in accordance with Article III, in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Common Stock (each, a “Certificate”) (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)) and delivery of the other documents required pursuant to Section 2.10. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation, and each Certificate relating to the ownership of shares of Company Common Stock (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the applicable portion of the Total Stockholder Consideration.

(ii)  No fraction of a share of Parent Class A Stock will be issued by virtue of the Merger, and each Company Stockholder who would otherwise be entitled to a fraction of a share of Parent Class A Stock (after aggregating all fractional shares of Parent Class A Stock that otherwise would be received by such Company Stockholder) shall receive from Parent, in lieu of such fractional share: (i) one share of Parent Class A Stock if the aggregate amount of fractional shares of Parent Class A Stock such Company Stockholder would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Class A Stock if the aggregate amount of fractional shares of Parent Class A Stock such Company Stockholder would otherwise be entitled to is less than 0.50.

(iii)  Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(iv)  Each share of Company Common Stock held in the Company’s treasury or owned by Parent, Merger Sub, or the Company immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto; provided, that none of the Holdback Shares shall be considered an Excluded Share.

(v)  The numbers of shares of Parent Class A Stock that the Company Stockholders are entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Stock occurring on or after the date hereof and prior to the Closing.

Section 2.08 Treatment of Company Options, Company Warrants and Convertible Notes.

(a)  Effective as of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and shall be converted into a stock option (a “Converted Option”) to acquire shares of Parent Class A Stock. Each such Converted Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Stock Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of Parent Class A Stock determined by multiplying the number of shares of the Company Common Stock subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. Each holder of a vested Converted Option as of immediately following the Effective Time shall also be entitled to receive its Earn Out Pro Rata Share of any Earn Out Shares upon the occurrence of each Triggering Event in accordance with Article III. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of Converted Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 2.08(a). The Company shall take all necessary actions to effect the treatment of Company Options pursuant to this Section 2.08(a) in accordance with the Company Stock Plan and the applicable award agreements and to ensure that no Converted Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Parent. Prior to the Effective Time, the Company shall deliver to each Company optionholder a notice, setting forth the effect of the Merger on such Company optionholder’s Company Options and describing the treatment of such Company Options in accordance with this Section 2.08.

(b)  The term “Company Warrant” means each unexercised warrant to purchase shares of Company Common Stock or Company Preferred Stock from the Company held by any Person, whether or not then vested or fully exercisable, granted prior to the Effective Time (each such Person, a “Company Warrantholder”), and the term “Exercisable Company Warrant” means each Company Warrant that is vested or fully exercisable immediately prior to the Effective Time. At the Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Effective Time and not exercised or terminated pursuant to its terms at or immediately prior to the Effective Time, unless otherwise agreed to in writing between the Company and the applicable Company Warrantholder with Parent’s prior written consent, shall be converted into a warrant (a “Parent Replacement Warrant”, and each Parent Replacement Warrant converted from an Exercisable Company Warrant, an “Exercisable Parent Replacement Warrant”) to acquire shares of Parent Class A Stock in accordance with the terms of the agreements underlying such Company Warrant. The exercise of any Company Warrants that are exercisable for shares of Company Preferred Stock shall occur immediately prior to the conversion contemplated by Section 2.07(a). Each holder of an Exercisable Parent Replacement Warrant shall also be entitled to receive its Earn Out Pro Rata Share of any Earn Out Shares upon the occurrence of each Triggering Event in accordance with Article III. As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of Parent Replacement Warrants shall cease to have any rights with respect to the Company Warrants, except as set forth in this Section 2.08(b).

(c)  Each Convertible Note that is issued and outstanding immediately prior to the Effective Time shall be exercised pursuant to its terms immediately prior to the Effective Time.

Section 2.09 Dissenting Shares. Notwithstanding Section 2.07, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a Company Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration in accordance with Section 2.07(b)(i) (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares”), unless such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration. The Company shall give Parent prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock or dissenters’ rights, attempted withdrawals of such demands, notices, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or dissenters’ rights or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 2.10 Surrender of Company Certificates and Disbursement of Closing Consideration.

(a)  Subject to this Section 2.10, at the Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder by way of the Exchange Agent such Company Stockholder’s Pro Rata Share of: (i) the Closing Cash Payment Amount, if any; and (ii) the Closing Number of Securities (collectively, the “Closing Consideration”), in each case with respect to shares of Company Common Stock converted pursuant to Section 2.07(b)(i).

(b)  The Parties agree that, prior to the Effective Time, Parent shall appoint Continental Stock Transfer & Trust Company, a New York corporation (or if it is unable or unwilling to serve, any other commercial bank or trust company reasonably acceptable to the Company) (the “Exchange Agent”), for the purpose of exchanging Certificates for each Company Stockholder’s portion of the Closing Consideration; provided, however, that Parent shall afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto.

(c)  At the Effective Time, Parent shall deposit with the Exchange Agent the aggregate amount of the cash portion of the Closing Consideration, if any, and make available the aggregate amount of the equity portion of the Closing Consideration. Such cash, if any, and equity deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”. At the Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(d)  Promptly following the receipt of the Parent Stockholder Approval (and in any event within two Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder (other than holders of Excluded Shares or Dissenting Shares): (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent may reasonably agree; and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)) to the Exchange Agent (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered its Surrender Documentation with respect to such Company Stockholder’s Certificates to the Exchange Agent at least two Business Days prior to the Closing Date. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.10(g)) to the Exchange Agent in accordance with the terms of the Surrender Documentation, the Exchange Agent will deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.10(a) hereof, with: (A) any portion of the Closing Cash Payment Amount, if applicable, being delivered via wire transfer of immediately available funds in accordance with instructions provided by such Company Stockholder in the letter of transmittal; and (B) the portion of the Closing Number of Securities being delivered via book-entry issuance, in each case, less any required Tax withholdings as provided in Section 2.11; provided, however, that if the holder of such Certificate delivers to the Exchange Agent the Surrender Documentation with respect to such Company Stockholder’s Certificates at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration covered by such Surrender Documentation in accordance with clauses (A) and (B) of this sentence on the Closing Date or as promptly as practicable thereafter. The Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive the applicable portion of the Total Stockholder Consideration attributable to such Certificate. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the applicable portion of the Total Stockholder Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(e)  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.11) the portion of the Total Stockholder Consideration represented by such Certificate.

(f)  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund, if applicable) that remains unclaimed by the Company Stockholders for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their respective portion of the Total Stockholder Consideration (after giving effect to any required Tax withholdings as provided in Section 2.11) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(g)  In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the portion of the Total Stockholder Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.11).

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company as soon as reasonably practicable after such determination and use commercially reasonable efforts to reduce or eliminate such deduction and/or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, and Merger Sub, the officers and directors or members, as applicable, (or their designees) of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Tax Treatment of the Merger. For U.S. federal income tax purposes (and for purposes of any applicable state or local tax Legal Requirements that follow the U.S. federal income tax treatment), each of the Parties intends that the Merger will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state or local tax Legal Requirements), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g). The Parties will prepare and file all Tax Returns consistent with such treatment of the Merger and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, except as otherwise required by Applicable Legal Requirements (in the case of Parent, the Company or Surviving Corporation, as determined by Parent in good faith).

Article III
Earn Out

Section 3.01 Issuance of Earn Out Shares.

(a)  Following the Closing and for a period of five years thereafter, and as additional contingent consideration for the Merger and the other Transactions, within five Business Days after the occurrence of a Triggering Event, Parent shall issue or cause to be issued to each Earn Out Participant (in accordance with its respective Earn Out Pro Rata Share) the following shares of Parent Class A Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock occurring on or after the date hereof, the “Earn Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements:

(i)  upon the occurrence of Triggering Event I, a one-time issuance of 7,500,000 Earn Out Shares; and

(ii)  upon the occurrence of Triggering Event II, a one-time issuance of 10,000,000 Earn Out Shares.

(b)  For the avoidance of doubt, the Earn Out Participants shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Earn Out Participants be entitled to receive more than an aggregate of 17,500,000 Earn Out Shares; and provided further, that any unearned portion of the Earn Out Shares not earned prior to the fifth anniversary of the Closing Date shall be forfeited.

Section 3.02 Acceleration Event. If, during the Earn Out Period, there is a Change of Control that will result in the holders of Parent Class A Stock receiving cash or other consideration with a per share value (in the case of consideration other than cash, as determined by the board of directors of Parent) equal to or in excess of the applicable Common Share Price required in connection with any Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control any Earn Out Shares that have not previously been issued to the Earn Out Participants (whether or not previously earned) shall be deemed earned (and the applicable Triggering Event achieved, as applicable); provided, however, that such Earn Out Shares shall be deemed earned (and the applicable Triggering Event achieved, as applicable) only (a) if such Change of Control (other than any Change of Control pursuant to clause (ii) of the definition of “Change of Control”) has been approved by the board of directors of Parent; and (b) if the value per share of Parent Class A Stock in the Change of Control equals or exceeds the applicable Triggering Event.

Section 3.03 Tax Treatment of Earn Out Shares. The Parties intend for any issuance of Earn Out Shares, including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, to be treated as an adjustment to the Total Stockholder Consideration by the Parties for all Tax purposes, unless otherwise required by Applicable Legal Requirements or pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of U.S. state, local or non-U.S. Legal Requirements), and any such issuance of Earn Out Shares, including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521.

Article IV
Representations and Warranties Regarding the Company

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof as follows:

Section 4.01 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its representatives.

Section 4.02 Company Subsidiaries.

(a)  The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.02(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b)  Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.03 Capitalization.

(a)  The authorized capital stock of the Company consists of: (i) 14,000,000 shares of Company Common Stock, of which 2,942,830 shares are issued and outstanding as of the date of this Agreement; (ii) 7,471,198 shares of Company Preferred Stock, of which 1,191,431 shares are designated as “Series A-1 Preferred Stock” of which 1,112,442 shares are issued and outstanding as of the date of this Agreement, 1,256,254 shares are designated as “Series A-2 Preferred Stock” of which 1,256,254 shares are issued and outstanding as of the date of this Agreement, 152,954 shares are designated as “Series A-3 Preferred Stock” of which 152,954 shares are issued and outstanding as of the date of this Agreement, 1,406,440 shares are designated as “Series B Preferred Stock” of which 1,406,440 shares are issued and outstanding as of the date of this Agreement, 826,989 shares are designated as “Series B-2 Preferred Stock” of which 811,389 shares are issued and outstanding as of the date of this Agreement, 1,574,530 shares are designated as “Series C Preferred Stock” of which 1,574,530 shares are issued and outstanding as of the date of this Agreement, and 1,062,600 shares are designated as “Series C-1 Preferred Stock” of which 771,915 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Company’s Charter Documents. Schedule 4.03(a) of the Company Disclosure Letter contains a true and correct list of all Company Common Stock and Company Preferred Stock and the respective class(es) thereof, together with the name of each registered holder thereof.

(b)  The Company has previously provided to Parent a list, dated as of on or about the date hereof, that is true and correct as of such date, setting forth (i) the name of each holder of any Company Option, the number of shares of Company Common Stock underlying such Company Option held by each holder and the applicable per share exercise price with respect to each such Company Option and (ii) the name of each holder of any Company Warrants, including the number of shares of Company Common Stock or Company Preferred Stock subject to each such Company Warrant. There are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company. Other than the Company Options and the Company Warrants, the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock.

(c)  The outstanding shares of capital stock (or other Equity Interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other Equity Interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Schedule 4.03(c) of the Company Disclosure Letter; (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other Equity Interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other Equity Interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other Equity Interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other Equity Interests). Except for the Equity Interests of the Company Subsidiaries set forth on Schedule 4.02(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d)  Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04 Due Authorization. Other than the Company Stockholder Approval, the Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Merger), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.05. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Merger) have been duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the Company Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.05 No Conflict; Governmental Consents and Filings; Certain Contracts.

(a)  Except as set forth on Schedule 4.05(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; or (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under any Company Material Contract, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than any Permitted Lien), except to the extent that the occurrence of any of the foregoing items set forth in clause (i) or (iii) would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b)  No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Merger), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Schedule 4.05(b) or Schedule 8.01(c) of the Company Disclosure Letter; and (v) the filing of the Certificate of Merger in accordance with the DGCL.

Section 4.06 Legal Compliance; Approvals.

(a)  Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, no written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three years by any of the Group Companies.

(b)  Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Schedule 4.06(b) of the Company Disclosure Schedule sets forth (i) all material Approvals of each Group Company and (ii) all pending material Approvals of each Group Company. The operations of the Group Companies are and have during the last three years been conducted in compliance with all Approvals, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, all material Approvals are in full force and effect and no Group Company has received any written, or to the Knowledge of the Company, oral notice from a Governmental Entity during the past three years regarding: (i) any violation of or failure to comply with any term or requirement of any Approval or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Approval.

Section 4.07 Financial Statements.

(a)  Set forth on Schedule 4.07 of the Company Disclosure Letter are: (i) the audited consolidated balance sheets as of December 31, 2019 and consolidated statements of operations and comprehensive loss, changes in equity and cash flows of the Company and its Subsidiaries for the twelve-month periods ended December 31, 2019 together with the auditor’s reports thereon (the “Audited Financial Statements”); and (ii) an unaudited consolidated balance sheet as of September 30, 2020 and statements of operations and comprehensive loss and cash flows of the Company and its Subsidiaries as of and for the nine month-period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)  The Financial Statements (i) present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes and for normal year-end adjustments, which are not expected to be material), (ii) were prepared from the books and records of the Company and its Subsidiaries and (iii) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.03, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)  During the past three years, neither the Company nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing. None of the Group Companies is a party to, or has any commitment to become a party to, any off balance sheet arrangement, including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S K promulgated by the Securities and Exchange Commission).

Section 4.08 No Undisclosed Liabilities. The Group Companies do not have any liabilities (whether accrued, absolute, contingent, unknown or otherwise) that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except for liabilities: (a) provided for in, or otherwise reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) that would not be material to the Group Companies, taken as a whole.

Section 4.09 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the last audited balance sheet included in the Financial Statements through the date of this Agreement, each of the Group Companies has conducted its business in the ordinary course and there has not been: (a) any Company Material Adverse Effect; (b) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or Applicable Legal Requirements; or (c) any change in the auditors of the Company.

Section 4.10 Litigation. Except as set forth on Schedule 4.10 of the Company Disclosure Letter or as would not be material to the Group Companies, taken as a whole: (a) there are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) there are no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) there are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 4.11 Company Benefit Plans.

(a)  Schedule 4.11(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan (separately identifying the Company Benefit Plans for each applicable jurisdiction), including all employment contracts, offer letters or contractor agreement that provide for severance or notice of greater than 30 days, unless any such arrangement is in a form substantially similar to a form of employment contract or offer letter identified on Schedule 4.11(a) of the Company Disclosure Letter. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, and any other agreement, arrangement, plan, contract, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, whether or not in writing, which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability (contingent or otherwise); provided that no “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA shall be a Company Benefit Plan hereunder.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made; and (iii)  no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(c)  Neither the Company, the Company Subsidiaries, nor any of their respective ERISA Affiliates has, within the past six years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii)  no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e)  Except as would not result in material liability to the Company or any of the Company Subsidiaries, none of the Company Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree or post-employment health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(f)  Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or the Company Subsidiaries or under any Company Benefit Plan; (ii)  increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Company or the Company Subsidiaries or under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its subsidiaries or under any Company Benefit Plan; or (iv) result in any limit on the right to merge, amend or terminate any Company Benefit Plan.

(g)  Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(h)  No Group Company member maintains an obligation to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

Section 4.12 Labor Relations.

(a)  No Group Company is a party to, bound by, negotiating or required to negotiate any collective bargaining agreement or other agreement with a labor union or other labor organization. No employees of any Group Company are represented by any labor union or other labor organization. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(b)  There are no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member pending, or, to the Knowledge of the Company, threatened against or involving the Company involving any employee, and since January 1, 2018, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company member and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, as of the date hereof, there are no complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened, and since January 1, 2018, there have been no complaints, charges or claims against any Group Company member, before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company is, and for the past three years, has been, in compliance with all Applicable Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Legal Requirement (collectively, “WARN”), collective bargaining, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(e)  During the past three years, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled relating to any current or former appointed officer or director of the Company or any of the Company Subsidiaries involving or relating to his or her services provided to the Company or any of the Company Subsidiaries. Except as would not result in material Liability to the Company or any of the Company Subsidiaries, the policies and practices of the Group Companies comply with all federal, state, and local laws concerning employment discrimination and employment harassment. During the past three (3) years, the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director.

(f)  To the Knowledge of the Company, none of the employees of the Company listed on Schedule 4.12(f) of the Company Disclosure Letter intends to resign or retire as a result of the transactions contemplated by this Agreement.

Section 4.13 Real Property; Tangible Property.

(a)  No Group Company currently owns any real property.

(b)  Schedule 4.13(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property leased by the Group Companies (the “Leased Real Property”). The Company or one of the Company Subsidiaries has a valid, binding and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property and each of the leases, lease guarantees, agreements and documents related to any Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect, subject to the Remedies Exception. The Company has made available to Parent true, correct and complete copies of all Company Real Property Leases as of the date hereof. None of the Group Companies is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. None of the Group Companies has received written notice from, or given any written notice to, any lessor of such Leased Real Property of, nor is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of the Company, no party to any Company Real Property Lease has exercised any termination rights with respect thereto.

(c)  The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of the material tangible assets reflected on the Audited Financial Statements or personal property, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any leases; and (iii) any assets sold or otherwise disposed by the Company or one of the Company Subsidiaries after the date of the Audited Financial Statements in the ordinary course of business. The material tangible assets or personal property of the Group Companies: (A) constitute all of the assets, rights and properties (other than Intellectual Property) that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.

Section 4.14 Taxes.

(a)  All material Tax Returns required to be filed by (or with respect to) the Group Companies have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b)  All material Taxes due and payable by (or with respect to) the Group Companies have been timely paid in full. All material Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies.

(c)  The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been withheld and paid over to the appropriate Governmental Entity.

(d)  No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e)  There are no liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f)  There are no Tax indemnification agreements or Tax sharing agreements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g)  None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.

(h)  None of the Group Companies has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)  No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j)  No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending.

(k)  No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; or (v) an inclusion under Section 965 of the Code.

(l)  The Company is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)  No claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(n)  To the Knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.15 Environmental Matters.

(a)  Each of the Group Companies, and each property or facility at any time owned, leased, or operated by any of the Group Companies, is, and for the past three years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b)  Each of the Group Companies has obtained, holds, is, and for the past three years has been, in material compliance with all permits required under applicable Environmental Laws to permit each of the Group Companies to operate their assets and to conduct the business of each of the Group Companies, except where the absence of, or failure to be in material compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.

(c)  There are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies or any property or facility owned, leased, or operated by any of the Group Companies alleging violations of or liability under any Environmental Law, except for any violations or liabilities under any Environmental Law that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d)  Neither the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would reasonably be expected to be material to the Group Companies, taken as a whole.

(e)  The Group Companies have made available to Parent copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Group Companies with respect to Environmental Law.

Section 4.16 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies.

Section 4.17 Intellectual Property.

(a)  Schedule 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each issued Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, and internet domain name, in each case, in which any of the Group Companies has an ownership interest (collectively, “Registered IP”); and (ii) material unregistered Software in which any of the Group Companies has an ownership interest and are products and services generally offered by any Group Company to customers as of the date hereof (in each case with respect to clause (i), setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b)  Except as would not, individually or in the aggregate, be material to any Group Company, (i) the Company or one of the Company Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted (it being understood that the foregoing representation in this Section 4.17(b) is not a representation or warranty with respect to non-infringement of third-party Intellectual Property), and (ii) none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Transaction Agreement or the consummation of the Transactions.

(c)  Except as would not, individually or in the aggregate, be material to any Group Company, the Group Companies and the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies) has not in the last six years from the date hereof infringed, misappropriated or otherwise violated, and are not infringing, misappropriating or otherwise violating any Intellectual Property rights of any Person. (ii) There are no Legal Proceedings pending (or, to the Knowledge of the Company, threatened) and none of the Group Companies has received from any Person in the past six years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (A) of any infringement, misappropriation or other violation of any Intellectual Property right of any Person or (B) contesting the use, ownership, validity, or enforceability of any of the Owned Intellectual Property. (iii) To the Knowledge of the Company, except as would not, individually or in the aggregate, be material to any Group Company, no third Person is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made in writing against any Person by any of the Group Companies in the past six years. None of the material Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that restricts the use, transfer, or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(d)  No past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the past or present employees, consultants, and independent contractors of the Group Companies who were or are either (i) privy to any material Trade Secrets of any Group Company or (ii) engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a valid written agreement pursuant to which such Person has respectively, (x) agreed to hold all confidential information of such Group Company in confidence; and (y) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such material Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (or all such rights, title, and interest vested in a Group Company by operation of law). To the Knowledge of the Company, there is no breach by any such Person with respect to any material Intellectual Property under any such agreement.

(e)  Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets constituting Owned Intellectual Property (including all source code for any material Software constituting Owned Intellectual Property) and all material Trade Secrets of any other Person in any Group Company’s possession and to whom any Group Company has a contractual confidentiality obligation with respect to such material Trade Secrets. No Trade Secret that constitutes Owned Intellectual Property and is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, in each case, other than as subject to a written agreement restricting the disclosure and use of such Trade Secret.

(f)  No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Software constituting Owned Intellectual Property, in each case, in a manner that requires or obligates any Group Company to: (A) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code of any Software constituting Owned Intellectual Property; (B) license any Software constituting Owned Intellectual Property for making modifications or derivative works; (C) disclose, contribute, distribute, license or otherwise make available to any Person any Software constituting Owned Intellectual Property for no or nominal charge; or (D) grant a license to, or refrain from asserting or enforcing any of, its Patents or other Owned Intellectual Property (collectively, “Copyleft Terms”), in each case, except as would not, individually or in the aggregate, be material to any Group Company. Except as would not, individually or in the aggregate, be material to any Group Company, each Group Company is in compliance with the terms and conditions of all relevant licenses for open source Software used in the business of the Group Companies.

(g)  To the Knowledge of the Company, (i) no government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Group Company in the development of any Owned Intellectual Property, and (ii) no Governmental Entity has any: (A) ownership interest or exclusive license in or to any material Owned Intellectual Property; (B) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Software constituting Owned Intellectual Property; or (C) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h)  Except as would not, individually or in the aggregate, be material to any Group Company, the Company or one of the Company Subsidiaries owns or has a valid right to access and use all Company IT Systems. The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted. To the Knowledge of the Company, neither the Company IT Systems nor any Software that constitutes Owned Intellectual Property contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) materially disrupt or materially adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (ii) enable or assist any Person to access without authorization any Company IT Systems. To the Knowledge of the Company, during the past three years, there has been no unauthorized access to or material breach or material violation of any Company IT Systems. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the material disruption of or material interruption in or to the conduct and operation of the business of the Group Companies.

(i)  Except as would not, individually or in the aggregate, be material to any Group Company, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will result in the: (i) loss or impairment of, or any Lien (other than any Permitted Lien) on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

Section 4.18 Privacy.

(a)  The Group Companies and any Person acting for the Group Companies or on the Group Companies’ behalf has at all times during the past three years (in the case of any such Person, during the time such Person was acting for or on behalf of any of the Group Companies) materially complied, as applicable to the Group Companies, with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ policies and notices regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) all of the Group Companies’ obligations regarding Personal Information and information technology security under any Contracts. To the Knowledge of the Company, none of the Group Companies has received in the three years prior to the date of this Agreement any notice of any claims, investigations, inquiries or alleged violations of applicable Privacy Laws, or regulations or contracts regarding Personal Information (including from third parties acting on its or their behalf), or been charged with the violation of any Privacy Laws. None of the Group Companies have notified in writing, or been required by applicable law, regulation, or contract to notify in writing, any person or entity of any personal data or information security-related incident.

(b)  To the Knowledge of the Company, each of the Group Companies has during the past three years: (i) implemented and maintained in all material respects commercially reasonable security regarding the confidentiality, integrity and availability of Company IT Systems and the data thereon (including Personal Information and other confidential data in its possession or under its control) against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) required all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information, business proprietary or sensitive information for or on behalf of such Group Company to comply with applicable Privacy Laws in all material respects and to take reasonable steps to protect and secure its information technology systems, Personal Information, business proprietary or sensitive information from loss, theft, misuse or unauthorized access, use, modification or disclosure.

(c)  To the Knowledge of the Company, during the past three years, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosures impacting the confidentiality, integrity and availability of the material Company IT Systems and the data thereon, including any Personal Information and other confidential data in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies. To the Knowledge of the Company, none of the Group Companies have experienced any material information security incident that has compromised the integrity or availability of the Company IT Systems in any material respect. To the Knowledge of the Company, during the past three years, the Group Companies have implemented commercially reasonable disaster recovery and business continuity plans, to safeguard the Personal Information in its possession or control.

Section 4.19 Agreements, Contracts and Commitments.

(a)  Schedule 4.19 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each Company Real Property Lease and each of the following Contracts to which any of the Group Companies is a party:

(i)  Each Contract (other than purchase orders with suppliers or customers entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $3,000,000;

(ii)  Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $1,000,000, excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iii)  Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies, in each case, whether by merger, purchase or sale of stock or assets or otherwise occurring in the last three years, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing (other than customary non-disclosure and similar obligations incidental thereto), (B) entered into in the ordinary course of business or (C) between the Company and its Subsidiaries;

(iv)  Each collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries;

(v)  Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $500,000;

(vi)  Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(vii)  Each Affiliate Agreement;

(viii)    Each Contract with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(ix)  Each Contract, other than customary non-disclosure agreements, that contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;

(x)  Each Contract (including any license agreement, coexistence agreement and agreement with a covenant not to sue) pursuant to which any of the Group Companies either (A) grants to a third Person a license, immunity, or other right in or to any material Owned Intellectual Property or (B) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company, provided, however, that none of the following shall be required to be set forth on Schedule 4.19(a)(x) of the Company Disclosure Letter but shall constitute Company Material Contracts if they otherwise qualify: (x) non-exclusive licenses of Owned Intellectual Property granted by the Group Companies to customers in the ordinary course of business consistent with past practice; (y) licenses of open source Software; and (z) click-wrap, shrink-wrap and off-the-shelf Software licenses of uncustomized Software that are available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year;

(xi)  Each obligation to register any Company Common Stock or other securities of the Company with any Governmental Entity;

(xii)  Each supervisory Contract with a Governmental Entity; and

(xiii)    Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xii) of this Section 4.19(a).

(b)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, all Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception and (ii) represent the legal, valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts in effect as of the date hereof have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

Section 4.20 Insurance. Schedule 4.20 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement (collectively, the “Insurance Policies”), which policies are in full force and effect. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. The Insurance Policies satisfy in all material respects all insurance-related requirements necessary for the Group Companies to maintain in good standing all Approvals. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.21 Related Party Transactions. No stockholder, warrantholder, officer or director of the Group Companies or, to the Knowledge of the Company, any immediate family member thereof is presently a party to any Contract with any Group Company other than (a) the Company Benefit Plans, (b) Contracts relating to labor and employment matter, (c) Contracts between or among Group Companies and (d) Contracts entered into on an arm’s length basis and in the ordinary course of business (any such Contract, an “Affiliate Agreement”).

Section 4.22 Certain Provided Information. The information relating to the Group Companies supplied by the Company for inclusion in the Proxy Statement/Registration Statement will not, as of the date of filing thereof or the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to holders of Parent Class A Stock, as applicable, or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 4.23 Anti-Corruption; Sanctions.

(a)  For the past three years, the Group Companies have complied in all material respects with all applicable anti-bribery and anti-corruption Laws, including (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, (collectively, the “Anti-Corruption Laws”), and (ii) all applicable anti-money laundering Laws, including the Currency and Foreign Transactions Reporting Act of 1970, commonly called the Bank Secrecy Act, as amended, and the Money Laundering Control Act of 1986, as amended, or any rules or regulations thereunder (collectively, the “Anti-Money Laundering Laws”), including the maintenance of appropriate anti-money laundering programs to ensure compliance with such Anti-Money Laundering Laws, and no material deficiencies in such programs have been identified.

(b)  Neither the Group Companies nor any director or officer of the Group Companies, nor, to the Knowledge of the Company, any employee, agent or representative of the Group Companies has, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of the Company, pending or threatened Legal Proceedings, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any Anti-Money Laundering Law, in each case, except as would not, individually or in the aggregate, reasonably likely to be material to the Group Companies, taken as a whole.

(c)  Neither the Group Companies nor any director or officer of the Group Companies, nor, to the Knowledge of the Company, any employee, agent or representative of the Group Companies has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (i) which would violate any applicable Anti-Corruption Law; or (ii) to or for a Public Official with the intention of (A) unlawfully influencing any official act or decision of such Public Official; (B) inducing such Public Official to do or omit to do any act in violation of their lawful duty; (C) securing any unlawful advantage; or (D) inducing such Public Official to influence or affect any act or decision of any Governmental Entity or commercial enterprise owned or controlled by any Governmental Entity, in each case, in order to assist the Group Companies, or, to the Knowledge of the Company, any employee, agent or representative of the Group Companies in obtaining or retaining business for or with, or in directing business to, the Group Companies or any other Person, in each case, except as would not, individually or in the aggregate, reasonably likely to be material to the Group Companies, taken as a whole.

(d)  Neither the Group Companies nor any director or officer of the Group Companies, nor, to the Knowledge of the Company, any employee, agent or representative of the Group Companies, is a Person that is the subject of economic sanctions administered by OFAC (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union, the Bureau of Industry Security of the U.S. Department of Commerce, or any applicable sanctions measures under the U.S. International Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. Iran Sanctions Act, the U.S. Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, the U.S. National Defense Authorization Act of 2012 or the U.S. National Defense Authorization Act of 2013, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the U.S. Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, or any orders or licenses issued thereunder (collectively, “Sanctions”), nor, to the Knowledge of the Company, are any of the foregoing designated as a Specially Designated National or Blocked Person by OFAC, in each case, except as would not, individually or in the aggregate, reasonably likely to be material to the Group Companies, taken as a whole. For the past three years, the Company has not been in material violation of applicable Sanctions.

Section 4.24 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS, NONE OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB TO THE COMPANY IN ARTICLE V AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION DOCUMENTS; AND (B) NONE OF PARENT, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.24, CLAIMS AGAINST PARENT, MERGER SUB OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

Article V
Representations and Warranties of
Parent and Merger Sub

Except: (a) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent and Merger Sub represent and warrant to the Company as of the date hereof as follows:

Section 5.01 Organization and Qualification.

(a)  Each of Parent and Merger Sub is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)  Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and Merger Sub, taken as a whole.

(c)  None of Parent or Merger Sub are in violation of any of the provisions of their respective Charter Documents.

(d)  Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent and Merger Sub are so qualified or licensed is listed on Schedule 5.1(d) of the Parent Disclosure Letter.

Section 5.02 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub. Merger Sub has no assets or properties of any kind, does not now conduct and has never conducted any business, and does not has and will not have at the Closing obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 5.03 Capitalization.

(a)  As of the date of this Agreement: (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 380,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 35,000,000 are issued and outstanding, and upon the closing of the transactions contemplated by the Subscription Agreements, Parent has committed to issue 25,000,000 shares of Parent Class A Stock to PIPE Investors; (iii) 20,000,000 shares of Class B common stock of Parent, par value $0.0001 per share (“Parent Class B Stock” and, together with the Parent Preferred Stock and the Parent Class A Stock, the “Parent Shares”), are authorized and: 8,750,000 are issued and outstanding; (iv) 8,100,000 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 17,500,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b)  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(c)  Except for the Parent Warrants and the Subscription Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent or Merger Sub is a party or by which any of them is bound obligating Parent, or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests or other interest or participation in Parent or Merger Sub.

(d)  Each Parent Share, share of Merger Sub Common Stock and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent, or Merger Sub, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent, or Merger Sub, as applicable or any Contract to which any of Parent, or Merger Sub is a party or otherwise bound by.

(e)  Except as set forth in the Parent Organizational Documents, or the Warrant Agreement, or the Registration Rights Agreement, dated as of June 25, 2020, by and among Parent, Sponsor and the other parties listed on the signature pages thereto or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.

(f)  Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive rights of any other stockholder of Parent and shall be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

Section 5.04 Authority Relative to this Agreement. Each of Parent and Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent and Merger Sub of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with their terms, subject to the Remedies Exception.

Section 5.05 No Conflict; Required Filings and Consents.

(a)  Neither the execution, delivery nor performance by Parent and Merger Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.05(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clause (ii) or (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; (iv) as otherwise disclosed on Schedule 8.1(c) of the Company Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Merger.

Section 5.06 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent and Merger Sub has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by any of Parent or Merger Sub. Each of Parent and Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to Parent and Merger Sub, taken as a whole.

Section 5.07 Parent SEC Reports and Financial Statements.

(a)  Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since Parent’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or the New York Stock Exchange (the “NYSE”) (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. Parent has heretofore furnished to Company true and correct copies of all amendments and modifications that have not been filed by Parent to the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE, so long as copies thereof are publicly available.

(b)  The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

Section 5.08 Absence of Certain Changes or Events. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the date of incorporation of Parent, there has not been: (a) any Parent Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (c) any split, combination or reclassification of any of Parent’s capital stock; (d) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or Applicable Legal Requirements; (e) any change in the auditors of Parent; (f) any issuance of capital stock of Parent; (g) any revaluation by Parent of any of its assets, including, without limitation, any sale of assets of Parent other than in the ordinary course of business; or (h) any action taken or agreed upon by Parent or any of its Subsidiaries that would be prohibited by Section 6.02 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.09 Litigation. Except as would not be material to Parent and Merger Sub: (a) there are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against Parent or Merger Sub or any of their properties or assets, or any of the directors or officers of Parent or Merger Sub with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against Parent or Merger Sub with regard to their actions as such; (c) there are no pending or threatened in writing Legal Proceedings by Parent or Merger Sub against any third party; (d) there are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on Parent or Merger Sub; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon Parent or Merger Sub or any of their respective properties or assets, or any of the directors or officers of Parent or Merger Sub with regard to their actions as such.

Section 5.10 Business Activities. Since their respective incorporation, none of Parent or Merger Sub has conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent or Merger Sub or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

Section 5.11 Parent Material Contracts.

(a)  Except for those Contracts filed (or incorporated by reference) as exhibits to the Parent SEC Reports and except for the documents to be executed by Parent in connection with the PIPE Investment and the other Transactions (such Contracts, the “Parent Material Contracts”), neither Parent nor any of its Subsidiaries is party to any Contract that would be required to be filed (or incorporated by reference) as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, all Parent Material Contracts are: (i) in full force and effect, subject to the Remedies Exception and (ii) represent the legal, valid and binding obligations of Parent or Merger Sub, as applicable, and, to the Knowledge of Parent, represent the legal, valid and binding obligations of the other parties thereto. True, correct and complete copies of all Parent Material Contracts have been made available to the Company. None of Parent, Merger Sub nor, to the Knowledge of Parent, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Parent Material Contracts, and no party to any Parent Material Contract has given any written or, to the Knowledge of Parent, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to Parent and Merger Sub, taken as a whole.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FUSE.U”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FUSE”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FUSE WS”. Parent is a listed company in good standing with the NYSE. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on the NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 5.13 PIPE Investment Amount. Parent has made available to the Company prior to the execution of this Agreement, correct and complete copies of each of the subscription agreements (the “Subscription Agreements”) in the form attached hereto as Exhibit F, entered into by Parent with the applicable investors named therein (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide equity financing to Parent in the aggregate amount of $250,000,000 (the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account at the Closing, are, in the aggregate, sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. The Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor. There are no other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the date hereof, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.14 Trust Account.

(a)  As of the date hereof, Parent has approximately $350,000,000.00 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of June 25, 2020, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b)  The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account.

Section 5.15 Taxes.

(a)  All material Tax Returns required to be filed by (or with respect to) Parent have been timely filed (taking into account any applicable extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b)  All material Taxes due and payable by (or with respect to) Parent have been timely paid in full. All material Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the financial statements of Parent in accordance with GAAP, and (ii) for periods not covered by the financial statements of Parent have been accrued on the books and records of Parent.

(c)  Parent has complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent have been withheld and paid over to the appropriate Governmental Entity.

(d)  No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent with respect to any Taxes due from Parent (and, to the Knowledge of Parent, no such audit is pending or contemplated).

(e)  There are no liens for material amounts of Taxes (other than Permitted Liens) upon any of Parent’s assets.

(f)  There are no Tax indemnification agreements or Tax sharing agreements under which Parent could be liable after the Closing Date for the Tax liability of any Person other than Parent or Merger Sub, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g)  Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.

(h)  Parent has not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)  Parent: (i) does not have any liability for the Taxes of another Person (other than Merger Sub) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; and (ii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is Parent.

(j)  Parent has not consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending.

(k)  Parent will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements ); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv)  any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; or (v) an inclusion under Section 965 of the Code.

(l)  Parent is not, and has not been at any time since its incorporation, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m)  No claim has been made in writing (nor to the Knowledge of Parent is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which Parent does not file Tax Returns that Parent is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(n)  To the Knowledge of Parent, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.16 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will, on the date of filing thereof or the date it is first mailed to stockholders of Parent, as applicable, or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Registration Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Registration Statement; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 5.17 Employees; Benefit Plans. Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied liability with respect to any employee. Parent does not currently maintain or have any liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Parent; or (b) result in the acceleration of the time of payment or vesting of any such benefits.

Section 5.18 Board Approval; Stockholder Vote. The board of directors of Parent and Merger Sub (including any required committee or subgroup of the board of directors of Parent or Merger Sub, as applicable) have, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent or Merger Sub (as applicable). Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve the consummation of the Transactions.

Section 5.19 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.20 Brokers. None of Parent, Merger Sub, nor any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.21 Disclaimer of Other Warranties. PARENT AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT AND MERGER SUB IN ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS OF THIS AGREEMENT. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT AND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.21, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV BY SUCH PERSON.

Article VI
Conduct Prior to the Closing Date

Section 6.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (b) as expressly contemplated by this Agreement or the Company Disclosure Letter, the Company shall, and the Company shall cause the Company Subsidiaries to, conduct their operations in the ordinary course and use commercially reasonable efforts to preserve the present business and operations and goodwill of the Group Companies, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them (with the Group Companies’ actions taken in response to COVID-19 prior to the date of this Agreement being deemed to be in the ordinary and usual course of business, when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business; provided, that the Group Companies may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of the Group Companies or (y) in response to COVID-19 Measures; and provided, further, that, with respect to any material action taken, or omitted to be taken, by a Group Company that is a material change from recent past custom and practice as of the date hereof (including, for the avoidance of doubt, recent past custom and practice in light of COVID-19), the Group Company shall, where reasonably practicable, provide prior notice to Parent with respect thereto (and where such prior notice has not been provided, provide notice to Parent reasonably promptly thereafter), and, where reasonably practicable, consult with Parent in good faith in connection therewith). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Schedule 6.01 of the Company Disclosure Letter, or as required by Applicable Legal Requirements or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a)  except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) materially increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor except for any such Person with an annual base salary or wage rate of less than $400,000 in the ordinary course of business; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor; (iii) enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Company Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of welfare plans in the ordinary course of business consistent with past practice or amendments to welfare plans that do not result in a material increase in cost to the Company); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (v) grant any equity or equity-based compensation awards; or (vi) hire or terminate any employee or independent contractor (other than for cause), if such new employee or independent contractor will receive, or such terminated employee or consultant does receive, annual base compensation (or annual base wages or fees) in excess of $400,000;

(b)  (i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property material to any of the businesses of the Group Companies (other than non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business); (ii) waive or cancel any material rights in or to any Intellectual Property material to any business of the Group Companies; (iii) disclose to any third party (excluding, for the avoidance of doubt, employees, officers or directors of any Group Company) who is not subject to a written obligation to maintain the confidentiality thereof any material trade secrets constituting Owned Intellectual Property; or (iv) knowingly subject any material Software constituting Owned Intellectual Property to Copyleft Terms;

(c)  except for transactions solely among the wholly-owned Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other Equity Interests, as applicable, in any Group Company (other than repurchase, redemptions or other acquisitions or equity interests from directors, officers or employees in accordance with the terms of any equity incentive plans or such Person’s employment, grant or subscription agreement or in accordance with the Company’s Charter Documents); (iii) except in the ordinary course of business, grant, issue sell or otherwise dispose, or authorize to issue sell, or otherwise dispose any membership interests, capital stock or any other Equity Interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company; or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(d)  amend its Charter Documents;

(e)  (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any Equity Interest in or substantially all of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(f)  other than with respect to the Company Real Property Leases and, for clarity, Intellectual Property, sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of real or tangible assets or properties, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(g)  (i) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for loans, advances or capital contributions pursuant to and in accordance with the ordinary course of business or the terms of Contracts existing as of the date of this Agreement; (ii) except in the ordinary course of business, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iii) cancel or forgive any Indebtedness owed to any of the Group Companies;

(h)  release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets which would require a payment by the Group Companies in excess of $3,000,000, except in the ordinary course of business;

(i)  except in the ordinary course of business: (A) modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract; or (D) incur or enter into a Contract requiring the Company to make any capital expenditures in excess of $3,000,000 in any twelve month period;

(j)  except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(k)  (i) make or change any material Tax election; (ii) change (or request to change) any material method of accounting for Tax purposes; (iii) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return or requested in the ordinary course of business); or (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity with respect to a material amount of Taxes;

(l)  authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(m)  enter into or amend any agreement with any of its officers, directors, material stockholders or other Affiliates (other than Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) Employee Benefit Plans and (iii) employment arrangements entered into in the ordinary course.

(n)  engage in any material new line of business other than as set forth in the investor presentation of the Company provided to Parent;

(o)  implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” Legal Requirement;

(p)  enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(q)  agree in writing or otherwise agree or commit to take any of the actions described in Section 6.01(a) through (p) above.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 Conduct of Business by Parent and Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except to the extent that the Company shall otherwise consent in writing or as expressly contemplated by this Agreement (including as contemplated by the PIPE Investment), Parent shall, and shall cause its Subsidiaries to, conduct their operations in the ordinary course and use commercially reasonable efforts to preserve the present business and operations and goodwill of Parent and its Subsidiaries, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them (with Parent and its Subsidiaries’ actions taken in response to COVID-19 prior to the date of this Agreement being deemed to be in the ordinary and usual course of business, when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business; provided, that, the Parent and its Subsidiaries may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of Parent and its Subsidiaries or (y) in response to COVID-19 Measures; and provided, further, that, with respect to any material action taken, or omitted to be taken, by Parent and its Subsidiaries that is a material change from recent past custom and practice as of the date hereof (including, for the avoidance of doubt, recent past custom and practice in light of COVID-19), Parent and its Subsidiaries shall, where reasonably practicable, provide prior notice to the Company with respect thereto (and where such prior notice has not been provided, provide notice to the Company reasonably promptly thereafter), and, where reasonably practicable, consult with the Company in good faith in connection therewith). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by Applicable Legal Requirements or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a)  declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b)  purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c)  other than pursuant to the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d)  amend its Charter Documents or form or establish any Subsidiary;

(e)  (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any Equity Interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f)  incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing;

(g)  except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h)  (i) make or change any material Tax election; (ii) change (or request to change) any material method of accounting for Tax purposes; (iii) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return or requested in the ordinary course of business); or (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity with respect to a material amount of Taxes;

(i)  create any material Liens on any material property or assets of Parent or Merger Sub;

(j)  liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or Merger Sub;

(k)  commence, settle or compromise any Legal Proceeding;

(l)  engage in any material new line of business;

(m)  amend the Trust Agreement or Subscription Agreements or enter into or amend any other agreement related to the Trust Account or the PIPE Investment; or

(n)  agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.02(a) through (m) above.

Section 6.03 Preparation and Delivery of Additional Company Financial Statements.

(a)  As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to Parent (A) audited consolidated balance sheets as of December 31, 2020 and December 31, 2019 and consolidated statements of operations and comprehensive (loss) income, members’ deficit and cash flows of the Company and its Subsidiaries for the twelve-month periods ended December 31, 2020 and December 31, 2019 audited in accordance with the standards required by the Public Company Accounting Oversight Board, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided, that, upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for all the purposes of this Agreement and the representations and warranties set forth in Section 4.07 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; (B) all other audited and unaudited financial statements of the Company and its Subsidiaries and any company or business units acquired by it, as applicable, required under the Applicable Legal Requirements of the SEC to be included in the Proxy Statement/Registration Statement and/or the Closing Form 8-K (including pro forma financial information); (C) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, as necessary for inclusion in the Proxy Statement/Registration Statement and the Closing Form 8-K; and (D) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC as necessary for inclusion in the Proxy Statement/Registration Statement and Closing Form 8-K.

(b)  If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to May 17, 2021, as soon as reasonably practicable following thereafter, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the three-month period ending March 31, 2021 (the “Q1 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 Financial Statements, the representations and warranties set forth in Section 4.07 shall be deemed to apply to the Q1 Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Article VII
Additional Agreements

Section 7.01 Preparation of Proxy Statement/Registration Statement; Special Meeting and Approvals.

(c)  Proxy Statement/Registration Statement and Prospectus.

(i)  As promptly as practicable after the execution of this Agreement and receipt of the Audited Financial Statements (including if the Proxy Statement/Registration Statement has not been filed on or before February 16, 2021, the 2020 Financial Statements), (x) Parent and the Company shall jointly prepare and Parent shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Parent’s stockholders relating to the Special Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Shares that constitute the Total Stockholder Consideration (collectively, the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with Applicable Legal Requirements, including the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals and make all filings required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K prepared in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Parent will cause the Proxy Statement/Registration Statement to be mailed to the Parent’s stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)  To the extent not prohibited by Law, Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Shares for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent shall not file any such document with the SEC without the prior written consent of the Company. To the extent not prohibited by Applicable Legal Requirement, Parent shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)  Each of Parent and the Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Parent’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)  If at any time prior to the Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Legal Requirement, disseminated to the Parent’s stockholders.

(v)  The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the Parent Shares that constitute the Total Stockholder Consideration, other than certain equity securities issuable under the Incentive Equity Plan that are based on Parent Shares and constitute a portion of the Total Stockholder Consideration, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.01(a).

(d)  Parent Stockholder Approval. Parent shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with Applicable Legal Requirement, (ii)  duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Special Meeting”) in accordance with Parent’s Organizational Documents, which meeting shall be held not more than 20 Business Days after the date on which Parent mails the Proxy Statement to its stockholders, and (iii) solicit proxies from the holders of Parent Class A Stock to vote in favor of each of the Parent Stockholder Matters, and (b) provide Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock (the “Parent Stockholder Redemption”). Parent shall, through its board of directors, recommend to its stockholders the (A) approval of the amendment and restatement of Parent’s Organizational Documents, in the form of the Parent A&R Charter attached hereto as Exhibit B (as may be subsequently amended by mutual written agreement of the Company and Parent at any time before the effectiveness of the Registration Statement), including any separate or unbundled advisory proposals to implement the foregoing, (B) the adoption of this Agreement and approval of the Transactions in accordance with applicable Law and exchange rules and regulations, (C) approval of, for purposes of complying with the applicable rules of the NYSE, the issuance of shares of Parent Class A Stock in connection with the Merger, including the shares to be issued to the PIPE Investors as contemplated by the Subscription Agreements (D) approval of the adoption of a management equity incentive plan (“LTIP”), (E) adoption and approval of an employee stock purchase plan, in form and substance reasonably acceptable to Parent and the Company, (the “ESPP”), (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or correspondence related thereto, (G) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions, and (H) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (E), together, the “Parent Stockholder Matters”), and include such recommendation in the Proxy Statement. The board of directors of Parent shall not (and no committee or subgroup thereof shall) withdraw, amend, qualify or modify its recommendation to the stockholders of Parent that they vote in favor of the Parent Stockholder Matters (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of Parent described in the Recitals hereto, a “Change in Recommendation”); provided, that the board of directors of Parent may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by the board of directors of its fiduciary obligations to Parent’s stockholders under Applicable Legal Requirements. To the fullest extent permitted by applicable Law, (x) Parent’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Change in Recommendation, (y) Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for approval the Parent Stockholder Matters and (z) Parent agrees that if the Parent Stockholder Approval shall not have been obtained at any such Special Meeting, then Parent shall promptly continue to take all such necessary actions, including the actions required by this Section 7.01(b), and hold additional Special Meetings in order to obtain the Parent Stockholder Approval. Parent agrees that it shall provide the holders of shares of Parent Class A Stock the opportunity to elect redemption of such shares of Parent Class A Stock in connection with the Special Meeting, as required by the Parent Organizational Documents.

(e)  Company Stockholder Approvals. Promptly following the date of this Agreement, the Company shall use commercially reasonable efforts to obtain from the Required Company Stockholders within 24 hours following the date hereof, duly executed and delivered Support Agreements. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Required Company Stockholders (pursuant to the executed Support Agreements) within 24 hours following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the Company Stockholders for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Registration Statement is declared effective. If such meeting of the Company Stockholders is convened, the Company shall obtain the Company Stockholder Approval at such meeting of the Company Stockholders and shall take all other action necessary or advisable to secure the Company Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective.

Section 7.02 Regulatory Approvals.

(f)  Parent and the Company shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions as promptly as practicable after the date of this Agreement, and no later than ten Business Days after the date hereof, and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice, or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Parent, on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

(g)  Except for filings under the HSR Act, which are governed by (a) above, each Party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement (including those required by applicable Approvals of the Group Companies (the “Regulatory Filings”)). Each Party shall use reasonable best efforts to cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals and effect any such Regulatory Filing. With respect to the Regulatory Filings, each Party agrees to use its reasonable best efforts and cooperate with the other Party (i) in timely making inquiries with Governmental Entities regarding the Regulatory Filings, (ii) in determining if any Regulatory Filings are required by Governmental Entities, and (iii) in timely making all Regulatory Filings (except with respect to such jurisdictions where the Parties agree that a Regulatory Filing is not required). If Parent determines that it is required to make any Regulatory Filing or otherwise provide information with respect to Parent or any Parent personnel or Affiliates to a Governmental Entity in connection with any Approval, then the Company will, except as prohibited by Applicable Legal Requirements (in which case the Company will use commercially reasonable efforts to obtain any required permission to allow disclosure), provide upon Parent’s request relevant portions of all past filings and correspondence with Governmental Entities with respect to any Approvals related to such Regulatory Filing or information provision requirement that Parent reasonably determines to be necessary to make a complete, accurate and timely Regulatory Filing or provision of information. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any Regulatory Filings or any other required consents, authorizations, orders and approvals that, if not received, would have or would reasonably be expected to have, a material adverse impact on the business of the Group Companies, taken as a whole.

Section 7.03  Other Filings; Press Release.

(a)  As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(b)  Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c)  Parent shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the Closing Press Release and shall file the Closing Form 8-K with the SEC.

Section 7.04  Confidentiality; Access to Information.

(a)  Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company, on the one hand, or Parent or Merger Sub, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by Applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by Parent or Merger Sub (in the case of the Company) or the Company (in the case of Parent or Merger Sub).

(b)  None of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent or any of its Affiliates, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.03 or this Section 7.04(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c)  The Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company. Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of Parent. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith and use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii) above.

Section 7.05 Commercially Reasonable Efforts.

(a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable best efforts as may be necessary to avoid any Legal Proceeding; (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Schedule 4.05(b) of the Company Disclosure Letter, other than as provided in Section 7.05(b); (iv) the termination of each agreement set forth on Schedule 7.05(a) of the Company Disclosure Letter; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

(b)  Notwithstanding anything herein to the contrary, nothing in this Section 7.05 shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.

Section 7.06 No Parent Securities Transactions. Neither the Company nor any of its Subsidiaries, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall direct each of its officers, directors and employees to comply with the foregoing requirement.

Section 7.07 No Claim Against Trust Account. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with Parent; provided, that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for actual and intentional common law fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 7.08 Disclosure of Certain Matters. Each of Parent, Merger Sub and the Company will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that: (a) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (b) would require any amendment or supplement to the Proxy Statement and/or the Proxy Statement/Registration Statement.

Section 7.09 Securities Listing. Parent will use its commercially reasonable efforts to cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on the NYSE at Closing. During the period from the date hereof until the Closing, Parent shall use its commercially reasonable efforts to keep the Parent Class A Stock and Public Warrants listed for trading on the NYSE. After the Closing, Parent shall use commercially reasonable efforts to: (a) continue the listing for trading of the Parent Class A Stock and Public Warrants on the NYSE; and (b) in the event any Earn Out Shares become issuable pursuant to Article VIII, cause such Earn Out Shares to be approved for listing on the NYSE.

Section 7.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.11 Directors’ and Officers’ Liability Insurance.

(a)  Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents or in any indemnification agreement with any Group Company set forth on Schedule 7.11(a) of the Company Disclosure Letter shall survive the Closing and shall continue in full force and effect for a period of six years from the Closing Date. For a period of six years from the Closing Date, Parent shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date and made available to Parent prior to the date hereof, and Parent shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party for a period of six years from the Closing Date; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall cause the Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.11.

(b)  Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of a Group Company currently covered by a directors’ and officers’ liability insurance policy of one or more Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Corporation to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.11(b).

(c)  The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Charter Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.11 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.11.

(d)  If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.11.

Section 7.12 [RESERVED].

Section 7.13 Tax Matters.

(a)  Parent covenants that it will file a consolidated U.S. federal income Tax Return with the applicable Group Companies for the period starting on the day following the Closing Date and, for U.S. federal income Tax purposes, and the applicable Group Companies will become members of the affiliated group of corporations of which Parent is the common parent or of which Parent is a member on the day following the Closing Date.

(b)  All direct or indirect transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(c)  On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by Applicable Legal Requirements.

(d)  All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes or any agreement the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

(e)  Each of Parent and the Company shall (and shall cause its respective Subsidiaries and Affiliates to) use its reasonable best efforts (i) to cause the Merger to qualify for the Intended Tax Treatment and (ii) not to take or cause to be taken any action reasonably likely to cause, or fail to take or agree not to take any action if the failure to take such action would be reasonably likely to cause, the Merger to fail to qualify for the Intended Tax Treatment.

Section 7.14 Subscription Agreements.

(a)  Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Subscription Agreements without the Company’s prior written consent. Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; and (iii) enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company, prompt (and, in any event within three Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if Parent does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the sources contemplated by the Subscription Agreements. The Subscription Agreements contain all of the conditions precedent to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

(b)  Parent shall use its commercially reasonable efforts to cause the PIPE Investors to contribute the PIPE Investment Amount at or prior to the Closing if all conditions set forth in the applicable Subscription Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that Parent or any of its Affiliates control the satisfaction of). Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions required to obtain the PIPE Investment Amount contemplated by the Subscription Agreements, including enforcing the rights of Parent under the Subscription Agreements.

Section 7.15 Section 16 Matters. Prior to the Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Class A Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 7.16 Board of Directors. The Parties shall ensure that effective immediately after the Effective Time, the Parent board of directors shall initially consist of nine directors, which shall be divided into three classes, designated Class I, Class II and Class III and the persons listed on, or designated in accordance with the designation rights set forth on, Schedule 7.16 of the Company Disclosure Letter are elected and appointed as directors of Parent and assigned to the classes as set forth on Schedule 7.16 of the Company Disclosure Letter, in each case effective immediately after the Closing; provided, that any such persons not listed on Schedule 7.16 of the Company Disclosure Letter shall be identified as promptly as practicable following the date hereof (but in no event later than the date on which the Proxy Statement and the Proxy Statement/Registration Statement is filed with the SEC).

Section 7.17 [RESERVED].

Section 7.18 LTIP and ESPP. Effective as of (and contingent on) the Closing, Parent shall adopt a LTIP, in substantially the form attached hereto as Exhibit G and an ESPP, the proposed form and terms of each which shall be prepared and delivered by the Company to Parent and shall be mutually agreed (in good faith) by Parent and the Company prior to the Closing Date. Parent shall, (a) obtain the approval of the LTIP and the ESPP from the stockholders of Parent, and (b) immediately upon the effectiveness of a registration statement on Form S-8 registering shares of Parent common stock under the LTIP, make grants to eligible individuals in the amounts determined by the board of directors of Parent following the Closing. It is understood and agreed that at least 1.5 % of the share reserve of Parent common stock under the LTIP contemplated by this Section 7.18 shall be issued as restricted stock units immediately upon the effectiveness of such Form S-8 registration statement and shall vest rateably over four years and will have other customary terms and conditions for restricted stock units at similar public companies.

Section 7.19 Transaction Bonus Pool. Prior to the Closing Date, the Company shall enter into Transaction Bonus letters with the Participants (as defined below), in a form of transaction bonus letter provided to Parent prior to execution (with any comments from Parent to be considered in good faith), that are contingent on the Closing and that provide for the payment of bonuses as soon as practicable following the Closing Date. The bonuses payable pursuant to the Transaction Bonus letters, collectively, shall not exceed $5 million in the aggregate (each such bonus, a “Transaction Bonus”).  No later than ten Business Days prior to the Closing Date, the Company shall, in consultation with Parent, identify each employee to receive a Transaction Bonus (each, a “Participant”) and shall determine the amount of such Transaction Bonus.

Section 7.20 No Solicitation.

(a)  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of a majority of the ownership interests and/or assets of the Company, recapitalization or similar transaction involving the Company (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b)  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent and Merger Sub shall not, and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of or by Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent and Merger Sub shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c)  Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Company) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Company). Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or Parent Business Combination only indicating that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or Parent Business Combination, as applicable.

Section 7.21 Affiliate Agreements. Except for the Affiliate Agreements set forth on Schedule 7.21 of the Company Disclosure Letter, all Affiliate Agreements shall be terminated or settled at or prior to the Closing Date without further liability to Parent, the Company or any of the Company’s Subsidiaries.

Article VIII
Conditions to the Transaction

Section 8.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)  At the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval shall have been obtained.

(b)  (i) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, and (ii) the Parties will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the Transactions, as set forth on Schedule 8.01(b)(ii) of the Company Disclosure Letter.

(c)  No provision of any Applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect.

(d)  The shares of Parent Class A Stock to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE subject only to official notice of such issuance and to the requirement to have a sufficient number of round lot holders.

(e)  The Company Stockholder Approval shall have been obtained.

(f)  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Section 8.02 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)  (i) The Fundamental Representations of Parent and Merger Sub shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii) where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Parent Material Adverse Effect.

(b)  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)  No Parent Material Adverse Effect shall have occurred since the date of this Agreement.

(d)  Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

(e)  The persons listed on Schedule 8.02(e) of the Company Disclosure Letter shall have delivered a duly executed copy of a resignation letter resigning from all of their positions and offices with Parent and Merger Sub.

(f)  The Parent Charter shall be amended and restated in the form of the Parent A&R Charter and the Parent Bylaws shall be amended and restated in the form of the Parent A&R Bylaws.

(g)  Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.10, available to Parent for payment of the Closing Cash Payment Amount, if any, the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(h)  The funds contained in the Trust Account after all amounts required to be paid pursuant to the Parent Stockholder Redemptions have been paid, together with the proceeds actually received by Parent upon consummation of the PIPE Investment, shall, after giving effect to the payment of all Parent Transaction Costs and Company Transaction Costs equal or exceed $260,000,000 (“Minimum Required Funds”).

Section 8.03 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)  (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii) where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b)  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)  No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)  The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c).

Section 8.04 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Sections 8.01, 8.02 or 8.03, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

Article IX
Termination

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual written agreement of Parent and the Company at any time;

(b)  by either Parent or the Company if the Closing shall not have occurred by the date that is nine (9) months following the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)  by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d)  by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or Merger Sub, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent or Merger Sub is cured during such 30-day period);

(e)  by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.01(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f)  by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval is not obtained;

(g)  by Parent, if the Company Stockholder Approval shall not have been obtained within 48 hours following the effectiveness of the Registration Statement; and

(h)  by Parent, if Support Agreements duly executed and delivered by the Required Company Stockholders shall not have been obtained within 24 hours following the date hereof.

Section 9.02 Notice of Termination; Effect of Termination.

(a)  Any termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b)  In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.04, Section 7.07, this Section 9.02, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement or actual and intentional common law fraud in the making of the representations and warranties in this Agreement. As used herein, the term “Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a breach of this Agreement, with the actual knowledge that the taking of such action or failure to act would cause such breach.

Article X
No Survival

Section 10.01  No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.01 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to actual and intentional common law fraud in the making of the representations and warranties by such Person in Article IV or Article V, as applicable.

Article XI
General Provisions

Section 11.01  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, or Merger Sub, to:

Fusion Acquisition Corp.
667 Madison Avenue, 5th floor,

New York, NY 10065

Attention:	John James
Email:	john.james@fusionacq.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas

New York, NY 10020

Attention:	Elliott Smith

Gary R. Silverman

Email:	elliott.smith@whitecase.com

gary.silverman@whitecase.com

if to the Company, prior to the Closing, to:

MoneyLion Inc.

30 W 21st Street, Floor 9

New York, NY 10010

Attention:	Diwakar Choubey

Adam VanWagner

Email:	dc@moneylion.com

avanwagner@moneylion.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue

New York, NY 10017

Attention:	Byron B. Rooney

Lee Hochbaum

Darren M. Schweiger

Email:	byron.rooney@davispolk.com

lee.hochbaum@davispolk.com

darren.schweiger@davispolk.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.02  Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Falcon – Legal Diligence” online datasite hosted by DFS Venue at least one Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19.

Section 11.03  Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.04  Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; (b) other than the rights (i) at and after the Effective Time, of Persons pursuant to the provisions of Article III, Section 7.11, Section 11.04, Section 11.11, Section 11.12, Section 11.13 and Section 11.14 (which will be for the benefit of the Persons set forth therein and each of whom are intended express third party beneficiaries of such provisions) and (ii) in the event the Closing occurs, the Earn Out Participants are intended express third-party beneficiaries of, and may enforce Article III by action of Earn Out Participants who would receive at least 20% of the aggregate Earn Out Share potentially issuable hereunder (assuming full achievement of the Triggering Events), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.05  Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.06  Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.

Section 11.07  Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.08  Consent to Jurisdiction; Waiver of Jury Trial.

(a)  Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the courts of the Court of Chancery in the State of Delaware or to the extent that such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.01. Notwithstanding the foregoing in this Section 11.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.09  Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10  Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 11.11  Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12  Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13  Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself and Merger Sub), on the one hand, and the Company may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14  No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15  Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) except in the case of Sections 6.01 and 6.02, it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent and Merger Sub or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or Parent Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or Parent Material Adverse Effect. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

FUSION ACQUISITION CORP.

By:	/s/ John James
	Name:	John James
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ML MERGER SUB, INC.

By:	/s/ John James
	Name	John James
	Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger]

MONEYLION INC.

By:	/s/ Diwakar Choubey
	Name:	Diwakar Choubey
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Schedule A

Defined Terms

Section 1  Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“A&R Registration Rights Agreement”	Recitals
“Acceleration Event”	Section 3.02
“Additional Parent SEC Reports”	Section 5.07(a)
“Affiliate”	Schedule A, Section 2
“Affiliate Agreements”	Section 4.19(a)(vii)
“Agreement”	Preamble
“Anti-Corruption Laws”	Section 4.23(a)
“Anti-Money Laundering Laws”	Section 4.23(a)
“Applicable Legal Requirements”	Recitals
“Approvals”	Section 4.06(b)
“Audited Financial Statements”	Section 4.07(a)
“Business Day”	Schedule A, Section 2
“CARES Act”	Schedule A, Section 2
“Cash and Cash Equivalents”	Schedule A, Section 2
“Certificate”	Section 2.07(b)(i)
“Certificate of Merger”	Section 1.04(d)
“Certifications”	Section 5.07(a)
“Change in Recommendation”	Section 7.01(b)
“Change of Control”	Schedule A, Section 2
“Charter Documents”	Section 4.01
“Closing”	Section 1.01
“Closing Cash Payment Amount”	Section 2.06(c)
“Closing Consideration”	Section 2.10(a)
“Closing Date”	Section 1.01
“Closing Form 8-K”	Section 7.03(c)
“Closing Number of Securities”	Schedule A, Section 2
“Closing Press Release”	Section 7.03(c)
“Closing Securities Payment Amount”	Schedule A, Section 2
“Code”	Schedule A, Section 2
“Common Share Price”	Schedule A, Section 2
“Company”	Preamble

“Company Benefit Plan”	Section 4.11(a)
“Company Business Combination”	Section 7.20(a)
“Company Common Stock”	Schedule A, Section 2
“Company Disclosure Letter”	Article IV, Preamble
“Company Material Adverse Effect”	Schedule A, Section 2
“Company Material Contract”	Section 4.20(a)
“Company Options”	Schedule A, Section 2
“Company Preferred Stock”	Schedule A, Section 2
“Company Real Property Leases”	Section 4.14(b)
“Company Stock Plan”	Schedule A, Section 2
“Company Stockholder”	Schedule A, Section 2
“Company Stockholder Approval”	Schedule A, Section 2
“Company Subsidiaries”	Section 4.02(a)
“Company Transaction Costs”	Schedule A, Section 2
“Company Warrant”	Section 2.08(b)
“Company Warrantholder”	Section 2.08(b)
“Confidentiality Agreement”	Schedule A, Section 2
“Contract”	Schedule A, Section 2
“Converted Option”	Section 2.08(a)
“Copyleft Terms”	Section 4.17(f)
“Convertible Notes”	Schedule A, Section 2
“COVID-19”	Schedule A, Section 2
“COVID-19 Measures”	Schedule A, Section 2
“D&O Indemnified Party”	Section 7.11(a)
“D&O Tail”	Section 7.11(b)
“Derivative Rights”	Schedule A, Section 2
“DGCL”	Recitals
“Dissenting Shares”	Section 2.09
“Earn Out Denominator”	Schedule A, Section 2
“Earn Out Period”	Schedule A, Section 2
“Earn Out Pro Rata Share”	Schedule A, Section 2
“Earn Out Shares”	Section 3.01(a)
“Effective Time”	Section 2.01
“Environmental Law”	Schedule A, Section 2
“Equity Interests”	Schedule A, Section 2
“ERISA”	Schedule A, Section 2
“ERISA Affiliate”	Schedule A, Section 2
“ESPP”	Section 7.01(b)
“Exchange Act”	Schedule A, Section 2

“Exchange Agent”	Section 2.10(b)
“Exchange Fund”	Section 2.10(c)
“Exchange Ratio”	Schedule A, Section 2
“Excluded Share”	Section 2.07(b)(iv)
“Exercisable Company Warrant”	Section 2.08(b)
“Exercisable Parent Replacement Warrant”	Section 2.08(b)
“Financial Statements”	Section 4.07(a)
“Fully Diluted Company Shares”	Schedule A, Section 2
“Fundamental Representations”	Schedule A, Section 2
“GAAP”	Schedule A, Section 2
“Governmental Entity”	Schedule A, Section 2
“Group Companies”	Schedule A, Section 2
“Group Companies’ Privacy Notices”	Section 4.18(a)
“Hazardous Material”	Schedule A, Section 2
“Holdback Shares”	Schedule A, Section 2
“HSR Act”	Section 4.05(b)
“Indebtedness”	Schedule A, Section 2
“Insurance Policies”	Section 4.20
“Intellectual Property”	Schedule A, Section 2
“Intended Tax Treatment”	Recitals
“Interim Financial Statements”	Section 4.07(a)
“Key Employees”	Recitals
“Leased Real Property”	Section 4.13(b)
“Legal Proceeding”	Schedule A, Section 2
“Legal Requirements”	Schedule A, Section 2
“Lien”	Schedule A, Section 2
“Losses”	Schedule A, Section 2
“LTIP”	Section 7.01(b)
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Consideration”	Schedule A, Section 2
“Merger Sub Common Stock”	Section 5.03(b)
“Minimum Required Funds”	Section 8.02(h)
“NYSE”	Section 5.07(a)
“OFAC”	Schedule A, Section 2
“Offer Documents”	Section 7.01(a)(i)
“Order”	Schedule A, Section 2
“Outside Date”	Section 9.01(b)

“Parent”	Preamble
“Parent A&R Bylaws”	Recitals
“Parent A&R Charter”	Recitals
“Parent Business Combination”	Section 7.20(b)
“Parent Cash”	Schedule A, Section 2
“Parent Class A Stock”	Section 5.03(a)
“Parent Closing Cash”	Schedule A, Section 2
“Parent Disclosure Letter”	Article V, Preamble
“Parent Financing Certificate”	Section 1.02
“Parent Material Adverse Effect”	Schedule A, Section 2
“Parent Material Contract”	Section 5.11(a)
“Parent Organizational Documents”	Schedule A, Section 2
“Parent Preferred Stock”	Section 5.03(a)
“Parent Replacement Warrant”	Section 2.08(b)
“Parent SEC Reports”	Section 5.07(a)
“Parent Shares”	Section 5.03(a)
“Parent Stockholder Approval”	Schedule A, Section 2
“Parent Stockholder Matters”	Section 7.01(b)
“Parent Stockholder Redemption”	Section 7.01(b)
“Parent Transaction Costs”	Schedule A, Section 2
“Parent Units”	Schedule A, Section 2
“Parent Warrants”	Section 5.03(a)
“Participant”	Section 7.19
“Parties”	Preamble
“PCAOB Financial Statements”	Section 6.03(a)
“Per Share Merger Consideration Value”	Schedule A, Section 2
“Permitted Lien”	Schedule A, Section 2
“Person”	Schedule A, Section 2
“PIPE Investment”	Recitals
“PIPE Investment Amount”	Section 5.13
“PIPE Investors”	Section 5.13
“Private Placement Warrants”	Section 5.03(a)
“Pro Rata Share”	Schedule A, Section 2
“Proxy Statement”	Section 7.01(a)(i)
“Proxy Statement/Registration Statement”	Section 7.01(a)(i)
“Public Official”	Schedule A, Section 2
“Public Warrants”	Section 5.03(a)
“Q1 Financial Statements”	Section 6.03(b)

“Registered IP”	Section 4.17(a)
“Registration Statement Securities”	Section 7.01(a)(i)
“Regulatory Filings”	Section 7.02(b)
“Remedies Exception”	Section 4.04
“Representatives”	Section 7.20(a)
“Required Company Stockholders”	Schedule A, Section 2
“Restricted Cash”	Schedule A, Section 2
“Sanctions”	Section 4.23(d)
“SEC”	Schedule A, Section 2
“Securities Act”	Schedule A, Section 2
“Software”	Schedule A, Section 2
“Special Meeting”	Section 7.01(b)
“Specially Designated National or Blocked Person”	Section 4.23(d)
“Sponsor”	Schedule A, Section 2
“Sponsor Support Agreement”	Recitals
“Stockholder Merger Consideration”	Section 2.06(a)
“Straddle Period”	Schedule A, Section 2
“Subscription Agreements”	Section 5.13
“Subsidiary”	Schedule A, Section 2
“Support Agreements”	Schedule A, Section 2
“Surrender Documentation”	Section 2.10(d)
“Surviving Corporation”	Recitals
“Tax Return”	Schedule A, Section 2
“Tax/Taxes”	Schedule A, Section 2
“Total Stockholder Consideration”	Section 2.06(a)
“Transaction Agreements”	Schedule A, Section 2
“Transactions”	Schedule A, Section 2
“Transaction Bonus”	Section 7.19
“Treasury Regulations”	Schedule A, Section 2
“Triggering Event I”	Schedule A, Section 2
“Triggering Event II”	Schedule A, Section 2
“Triggering Events”	Schedule A, Section 2
“Trust Agreement”	Section 5.14(a)
“Trust Account”	Section 5.14(a)
“Trustee”	Section 5.14(a)
“Trust Termination Letter”	Section 7.05(a)
“Warrant Agreement”	Schedule A, Section 2
“WARN”	Section 4.12(d)
“Willful Breach”	Section 9.02(b)
“Written Consent”	Section 7.01(c)
“WTI Merger Agreement”	Schedule A, Section 2

Section 2  Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“CARES Act” shall mean the federal Coronavirus Aid, Relief, and Economic Security Act.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts. For the avoidance of doubt: (a) Cash and Cash Equivalents shall be determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice; and (b) the amount of Cash and Cash Equivalents as of any given time shall: (i) (A) exclude any Restricted Cash; and (B) include any checks, drafts and wires issued as of such time that have not yet cleared; and (ii) include any deposits in transit as of such time that have not yet cleared.

“Change of Control” shall mean the occurrence, in a single transaction or as the result of a series of related transactions, of one or more of the following events: (i) a merger, consolidation, reorganization or similar business combination transaction involving Parent in which the holders of all of the outstanding Equity Interests in Parent immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) own beneficially or of record immediately upon the consummation of such transaction outstanding Equity Interests that represent a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction; (ii) a transaction (or series of related transactions) in which a majority of Parent’s voting securities are transferred to any Person, or any two or more Persons acting as a group, and all Affiliates of such Person or Persons (each, a “Group”), that were not directly or indirectly (including through Affiliates), beneficially or of record, equityholders of Parent prior to the consummation of such transactions (other than as a result of Equity Interests transferred in a secondary transaction by any single Company Stockholder or together with its Affiliates that is not otherwise approved by the disinterested independent directors of the board of directors of Parent); or (iii) the consummation of the sale of all or substantially all of the assets of Parent and its Subsidiaries (including the Company), taken as a whole, to any Group, other than such a sale to a Group in which the equityholders of Parent, directly or indirectly (including through Affiliates), beneficially or of record, own a majority of the combined voting securities.

“Closing Number of Securities” shall mean the shares of Parent Class A Stock issued to the Company Stockholders as part of the Stockholder Merger Consideration, which shall be a number of shares of Parent Class A Stock equal to an amount equal to the quotient of the Closing Securities Payment Amount divided by $10.00 (the “Reference Price”).

“Closing Securities Payment Amount” shall mean an amount equal to: (a) the Stockholder Merger Consideration; minus (b) the Closing Cash Payment Amount, if any.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the volume weighted average closing sale price of one share of Parent Class A Stock as reported on the NYSE (or the exchange on which the shares of Parent Class A Stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Company Common Stock” shall mean the shares of common stock, $0.0001 par value per share, of the Company.

“Company IT Systems” shall mean any and all IT Systems owned, leased, or licensed by any Group Company that are used (or held for use) in or in connection with the business of the Group Companies.

“Company Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences, has had or would be reasonably likely to have a material adverse effect on (a) the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) the ability of the Company to consummate the Transactions on or prior to the Outside Date; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would be reasonably likely to occur: (i) acts of war, sabotage, civil unrest, cyberattacks or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the execution, announcement, performance or pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) general economic, political, regulatory or legal conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which any Group Company operates; (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, other than as a result of compliance with the first sentence of Section 6.01 or (B) taken with the prior written consent of or at the prior written request of Parent or Merger Sub; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the Group Companies, taken as a whole, compared to other Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Options” shall mean options to purchase shares of the Company Common Stock granted under the Company Stock Plan.

“Company Preferred Stock” shall mean the shares of preferred stock, $0.0001 par value per share, of the Company.

“Company Stock Plan” shall mean the Company 2014 Equity Incentive Plan.

“Company Stockholder” shall mean a holder of a share of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“Company Stockholder Approval” shall mean the adoption and approval of this Agreement and the Merger and the other Transactions as required by applicable law, the Charter Documents and all other agreements relating to securities of the Company and the conversion of all of the Company Preferred Stock issued and outstanding into a number of shares of Company Common Stock in accordance with the Charter Documents immediately prior to the Effective Time.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention, success fees or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date, and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts, except for the transaction bonus awards listed on Schedule C hereto which shall not constitute a “Company Transaction Cost”; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date in connection with or anticipation of the consummation of the Transactions whether payable before (to the extent unpaid), on or following the Closing Date and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with or anticipation of the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail;, but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on the NYSE of the shares of Parent Class A Stock issued in connection with the Transactions, (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions, and (iv) any other amounts payable by Parent hereunder.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated July 23, 2020, by and between Parent and the Company, as amended or supplemented from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Convertible Notes” shall mean the subordinated convertible promissory notes issued by the Company in favor of certain third-party investors, pursuant to which, the holders of the Convertible Notes agreed to lend to the Company certain principal amount, which such principal amount and interest will automatically convert into Company Common Stock upon the Closing of the Transactions.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean the regulations, measures, recommendations, directives, guidelines or orders promulgated or issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, to address COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made in the reasonable discretion of the Company) in connection with or response to any COVID-19 Measures.

“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any capital stock or other equity interest in, such Person.

“Earn Out Participant” shall mean each holder of Company Common Stock (including, for the avoidance of doubt, holders of Company Common Stock issued upon any automatic exercise of Company Warrants), Exercisable Company Warrants or vested Company Options, in each case, as of immediately prior to the Effective Time with an Earn Out Pro Rata Share in excess of zero (0).

“Earn Out Period” shall mean the time period between the Closing Date and the five-year anniversary of the Closing Date.

“Earn Out Pro Rata Share” shall mean, with respect to:

(a) each holder of outstanding shares of Company Common Stock as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the amount of the Closing Number of Securities that such holder would be eligible to receive if the Closing Cash Payment Amount was zero divided by (ii) the sum of (x) the amount of the Closing Number of Securities that all holders of Company Common Stock as of immediately prior to the Effective Time would be eligible to receive if the Closing Cash Payment Amount was zero; plus (y) the total number of shares of Parent Class A Stock issued or issuable upon the exercise of the vested Converted Options and Exercisable Parent Replacement Warrants as of immediately following the Effective Time; (this clause (ii), the “Earn Out Denominator”); and

(b) each holder of vested Converted Options and Exercisable Parent Replacement Warrants as of immediately following the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Parent Class A Stock issued or issuable upon exercise of such holder’s vested Converted Options or Exercisable Parent Replacement Warrants as of immediately following the Effective Time, divided by (ii) the Earn Out Denominator, in each case with such adjustments to give effect to rounding as the Company may determine in its sole discretion;

provided, however, in no event shall the aggregate Earn Out Pro Rata Share exceed 100%.

“Environmental Law” shall mean any and all applicable Legal Requirements relating to pollution, Hazardous Materials, the environment, natural resources, endangered or threatened species, or human health and safety.

“Equity Interests” shall mean with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) the Reference Price.

“Fully Diluted Company Shares” shall mean, without duplication, as of immediately before the Effective Time, the sum of: (i) the number of issued and outstanding shares of Company Common Stock (including, without duplication, the number of shares of Company Preferred Stock and the Holdback Shares, in each case on an as-converted basis, and the number of shares of Company Common Stock issuable to the holders of the Convertible Notes pursuant to the terms of the Convertible Notes, and excluding any Excluded Shares); (ii) the number of shares of Company Common Stock and Company Preferred Stock (on an as converted basis) issued or issuable upon the exercise of all in-the-money Company Options (whether or not then vested or fully exercisable); and (iii) the shares of Company Common Stock (including, without duplication, the number of shares of Company Preferred Stock on an as-converted to Company Common Stock basis) underlying all Exercisable Company Warrants, in each case of clauses (ii) and (iii), determined on a cash exercise basis.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.01 (Organization and Qualification); the second sentence of Section 4.02(a) (Company Subsidiaries); Section 4.03 (Capitalization); Section 4.04 (Due Authorization); and Section 4.16 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.01 (Organization and Qualification); Section 5.02 (Parent Subsidiaries); Section 5.03 (Capitalization); Section 5.04 (Authority Relative to this Agreement); Section 5.10 (Business Activities); and Section 5.20 (Brokers).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, self-regulatory organization, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” means any substance, material or waste that is listed, classified, defined, characterized designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste” or words of similar meaning or effect, or otherwise regulated under any Environmental Law, including any asbestos, asbestos-containing materials, lead or lead-based paint, polychlorinated biphenyls, chlorinated solvents, per- and polyfluoroalkyl substances, petroleum, petroleum byproducts, petroleum breakdown products, or radioactive materials.

“Holdback Shares” shall mean 53,955 holdback shares of Series C-1 Preferred Stock of the Company withheld to satisfy indemnification obligations under the WTI Merger Agreement.

“Indebtedness” shall mean and include any of the following (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, whether or not matured, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument, (d) indebtedness secured by a Lien on assets or properties of the Group Companies, (e) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (f) any liability in respect of banker’s acceptances or letters of credit (to the extent drawn), (g) obligations under any interest rate, currency or other hedging agreement, (h) all obligations as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (i) all obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (j) direct or indirect guarantees or other contingent liabilities (including so called “make-whole”, “take-or-pay” or “keep-well” agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (i) above, or (j) with respect to any indebtedness, obligation, claim or liability of a type described in clauses (a) through (i) above, all accrued and unpaid interest, premiums, penalties, breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect thereto.

“Intellectual Property” shall mean any and all rights, title, or interests in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents, patent applications and invention disclosures, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all registered and unregistered trademarks, business marks, service marks, certification marks, brand names, trade dress rights, slogans, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, Software, pictorial and graphic works, mask work rights, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media usernames and accounts; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, customer lists, business plans, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) data, databases and data collections; and (g) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

“IT Systems” shall mean Software, computer or information technology systems, hardware, networks, servers, computers, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites, and all other information technology equipment, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company, any of the individuals listed on Schedule 1.2 of the Company Disclosure Letter; and (b) with respect to Parent or Merger Sub, any of the individuals listed on Schedule 1.2 of the Parent Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Licensed Intellectual Property” shall mean all Intellectual Property owned by a third Person and licensed to or otherwise used (or held for use) by any of the Group Companies.

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“Merger Consideration” shall mean an amount equal to $2,200,000,000.

“OFAC” means the U.S. Treasury Department Office of Foreign Assets Control.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” means any and all Intellectual Property owned (or purported in writing to be owned), in whole or in part, by any of the Group Companies.

“Parent Cash” shall mean, as of the date of determination: (a) all amounts in the Trust Account; plus (b) all other Cash and Cash Equivalents of Parent; plus (c) the proceeds actually received by Parent upon consummation of the PIPE Investment.

“Parent Closing Cash” shall mean (i) the amount of cash in the Trust Account plus (ii) the proceeds actually received by Parent upon consummation of the PIPE Investment, in each case after giving effect to all payments to be made by Parent in connection with the Parent Stockholder Redemption and the payment by Parent of all Parent Transaction Costs and Company Transaction Costs.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences, has had or would be reasonably likely to have a material adverse effect on (a) the business, assets, financial condition or results of operations of Parent and Merger Sub, taken as a whole; or (b) the ability of Parent or Merger Sub to consummate the Transactions on or prior to the Outside Date; provided, however, that no change, event, circumstance, fact or occurrence or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect pursuant to clause (a) has occurred or would be reasonably likely to occur: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided, however, that if a change or effect related to clauses (i) through (iii) disproportionately adversely affects Parent and Merger Sub, taken as a whole, compared to other Persons operating in the same industry as Parent and Merger Sub, then such disproportionate impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Organizational Documents” shall mean the Third Amended and Restated Certificate of Incorporation of Parent, dated as of June 25, 2020 (the “Parent Charter”) and the Bylaws of Parent (the “Parent Bylaws”) any other similar organization documents of Parent, as each may be amended, modified or supplemented.

“Parent Stockholder Approval” means the approval of the Parent Stockholder Matters identified in clauses (A) through (E) of Section 7.01(b) by an affirmative vote of the holders of at least a majority of the outstanding Parent Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Organizational Documents) at a Parent shareholders’ meeting duly called by the board of directors of Parent and held for such purpose.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Stock and one-half of one Public Warrant.

“Per Share Merger Consideration Value” means (a) Merger Consideration plus the aggregate exercise price of the in-the-money Company Options (whether or not then vested or exercisable) and Exercisable Company Warrants as of immediately before the Effective Time divided by (b) the Fully Diluted Company Shares.

“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses granted by any Group Company in the ordinary course of business; and (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use of the real property of the Group Companies, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirements, or by the Group Companies in any of their privacy policies, notices or Contracts, all information that identifies or could be used to identify an individual person, household or device, whether or not such information is associated with an identifiable individual. “Personal Information” may relate to any individual, household or device, including a current, prospective, or former customer, end user or employee of any Person, and includes applicable information in any form or media, whether paper, electronic, or otherwise.

“Privacy Laws” shall mean any and all Applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the privacy, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Act, General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA) and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Pro Rata Share” shall mean for each Company Stockholder, a percentage determined by dividing (i) the total number of shares of Company Common Stock held by a Company Stockholder as of the Effective Time (but excluding the Excluded Shares) by (ii) total number of issued and outstanding shares of Company Common Stock (but excluding the Excluded Shares).

“Public Official” means any Person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Required Company Stockholders” shall mean each of the holders of the Company Common Stock and/or Company Preferred Stock set forth on Section 7.01(c) of the Company Disclosure Letter.

“Restricted Cash” shall mean restricted cash as determined in accordance with GAAP.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all (a) computer programs, including any and all algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including compilers, middleware, tools, firmware, operating systems, specifications, platforms, algorithms, interfaces, APIs, architecture, modules, test specifications, scripts, executables, libraries, and other components thereof, (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) all versions, updates, releases, patches, corrections, enhancements and modifications thereto and all documentation including developer notes, instructions, comments, annotations, user manuals and other training documentation relating to any of the foregoing.

“Sponsor” shall mean Fusion Sponsor LLC, a Delaware limited liability company.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Support Agreement” shall mean a voting and support agreement, in substantially the form of Exhibit A attached hereto under which the Required Company Stockholders agree to vote as stockholders in favor of the Merger, subject to and in accordance with the terms and conditions thereof.

“Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, alternative minimum, capital gains, windfall profits, premium, occupation, value added, ad valorem, transfer, franchise, capital stock, withholding, payroll, recapture, net worth, employment, workers compensation, unemployment, disability, severance, social security, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, in the nature of a tax, imposed by a Governmental Entity, (whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) together with all deficiency assessments, interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts.

“Tax Return” shall mean any federal, state, local or foreign return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any election, declaration, disclosure, schedule, estimate or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Support Agreements, the Sponsor Support Agreement, the A&R Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated by or pursuant to this Agreement or the Transaction Agreements, including the Merger.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Event I” shall mean the date on which the Common Share Price is equal or greater than $12.50 after the Closing Date, but within the Earn Out Period.

“Triggering Event II” shall mean the date on which the Common Share Price is equal or greater than $16.50 after the Closing Date, but within the Earn Out Period.

“Triggering Events” shall mean Triggering Event I and Triggering Event II, collectively.

“Warrant Agreement” shall mean that certain Warrant Agreement, dated June 25, 2020, by and between Parent and Continental Stock Transfer & Trust Company, as amended or supplemented from time to time.

“WTI Merger Agreement” shall mean that certain Agreement and Plan of Merger, among the Company, WTI Merger Sub, Inc., Wealth Technologies Inc., and WT IP Holdings, dated as of December 31, 2020, as amended or supplemented from time to time.

Exhibit A

Form of Support Agreements

FORM OF VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of February [●], 2021 by and among Fusion Acquisition Corp., a Delaware corporation (“Parent”), and MoneyLion Inc., a Delaware corporation (the “Company”), and the undersigned Company stockholders (the “Company Stockholders” and each a “Company Stockholder”).

WHEREAS, prior to the execution of this Agreement, Parent, the Company and ML Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, at the Closing, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving as a direct, wholly owned subsidiary of Parent.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions. As used herein the term “Voting Shares” shall mean all securities of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, excluding shares of stock underlying unexercised options or warrants, but including any shares of stock acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any Company Stockholder, including (i) any and all additional securities of the Company acquired and held in such capacity subsequent to the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities and (ii) any additional securities of the Company with respect to which such Company Stockholder has the right to vote through a proxy solely to the extent such Company Stockholder has discretionary authority to vote such securities. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

Section 2. Representations and Warranties of the Voting Parties. Each Company Stockholder on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such Company Stockholder and such Company Stockholder’s ownership of its Voting Shares set forth on Annex A as follows:

(a) Organization; Authority. If Company Stockholder is a legal entity, (i) Company Stockholder is a legal entity duly organized, validly existing and in good standing under the laws of the Company Stockholder’s jurisdiction of organization, and (ii) Company Stockholder has all requisite power and authority and has taken all action necessary in order to enter into this Agreement, to perform fully Company Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. If Company Stockholder is a natural person, Company Stockholder has full power, right and the legal capacity to enter into this Agreement and to perform his or her obligations hereunder. If Company Stockholder is a legal entity, this Agreement has been duly authorized, executed and delivered by Company Stockholder. This Agreement constitutes a valid and binding obligation of Company Stockholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

Exhibit A-1

(b) No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Company Stockholder is required in connection with the execution, delivery and performance of this Agreement. If Company Stockholder is a natural person, no consent of such Company Stockholder’s spouse is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If Company Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(c) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, Company Stockholder’s organizational documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Company Stockholder or to Company Stockholder’s property or assets (including the Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Merger or that would reasonably be expected to prevent Company Stockholder from fulfilling its obligations under this Agreement.

(d) Ownership of Shares. Except pursuant to the arrangements referred to in the following sentence, Company Stockholder (i) Beneficially Owns its Voting Shares free and clear of all Liens (other than restrictions under applicable securities laws) and (ii) has good and valid title to and has the sole power to vote or caused to be voted its Voting Shares. Except pursuant hereto and pursuant to (1) that certain Fifth Amended and Restated Investors’ Rights Agreement, dated as of March 23, 2020 (the “Investor Rights Agreement”), by and among the Company and the stockholders and warrant holders of the Company party thereto, (2) that certain Fifth Amended and Restated Voting Agreement, dated as of March 23, 2020 (the “Voting Agreement”), by and among the Company and the stockholders of the Company and/or Company warrant holders party thereto, (3) that certain Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR and Co-Sale Agreement” and, together with the Investor Rights Agreement and the Voting Agreement, all side letters and similar arrangements between such Company Stockholder and the Company and, if applicable, the warrants set forth on Annex B, the “Company Affiliate Agreements”), (4) the Seventh Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof (the “Charter”) and (5) the Bylaws of the Company, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Company Stockholder is a party relating to the pledge, acquisition, disposition, transfer or voting of its Voting Shares and there are no voting trusts or voting agreements with respect to its Voting Shares. As of the date hereof, Company Stockholder does not Beneficially Own any Voting Shares or any options, warrants or other rights to acquire any additional Voting Shares or shares of common stock of the Company or any security exercisable for or convertible into Voting Shares, other than as set forth on Annex A.

Exhibit A-2

(e) No Litigation. (a) There is no Legal Proceeding pending against, or, to the knowledge of Company Stockholder, threatened against, Company Stockholder or any of its Affiliates and (b) neither Company Stockholder nor any of its Affiliates is a party to or subject to the provisions of any judgements, order, writ, injunction, decree or award of any Governmental Entity, in each case, that would reasonably be expected to prevent, materially delay or materially impair or materially adversely affect the ability of Company Stockholder to perform Company Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

(f) Reliance. Company Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement expressly in reliance upon such Company Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties and covenants of such Company Stockholder contained in this Agreement.

(g) Finder’s Fees. No agent, broker, investment banker, finder or other intermediary is or shall be entitled to any fee or commission or reimbursement of expenses from Parent, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Company Stockholder.

Section 3. Agreement to Vote Shares; Irrevocable Proxy; Further Assurances.

(a) Each Company Stockholder agrees during the term of this Agreement (x) to vote or cause to be voted the Voting Shares he, she or it Beneficially Owns, at every meeting (or in connection with any request for action by written consent) of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and (y) to execute a written consent or consents if stockholders of the Company are requested to vote their shares through the execution of an action by written consent, in each case to the extent such Voting Shares are entitled to vote thereon pursuant to the Charter, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to the Company Stockholders: (i) in favor of (A) the Merger and the Merger Agreement and the other transactions contemplated thereby, (B) any other matter reasonably necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company, (C) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger; (D) the conversion of the preferred stock of the Company (“Company Preferred Shares”) into Company Common Stock pursuant to Article Fourth, Part B Section 5.1 of the Charter immediately prior to, and contingent upon, the consummation of the Merger, and, in connection therewith, the acknowledgment and agreement that the Merger shall not constitute a Deemed Liquidation Event (as defined in the Charter) or entitle any holder of Company Preferred Shares to its liquidation preference pursuant to the Charter or Accruing Dividends (as defined in the Charter); and (E) the termination of the Company Affiliate Agreements, immediately prior to, and contingent upon, the consummation of the Merger, with no further obligations or liability of the Company following such termination; and (ii) against (A) any proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company, (2) the issuance or acquisition of shares of capital stock or other equity securities of the Company, or (3) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter Documents), except as contemplated by this Agreement.

Exhibit A-3

(b) Each Company Stockholder hereby appoints Diwakar Choubey, and any designee of Diwakar Choubey, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Voting Shares in accordance with Section 3(a) and Section 3(b) hereof. This proxy and power of attorney is given to secure the performance of the duties of Company Stockholder under this Agreement. Each Company Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Company Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Company Stockholder with respect to the Voting Shares. The power of attorney granted by Company Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Company Stockholder. The proxy and power of attorney granted hereunder shall automatically terminate upon the termination of this Agreement.

(c) From time to time, at the request of the Company, each Company Stockholder shall take all such further actions, as may be necessary or appropriate to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement, and execute customary documents incident to the consummation of the Merger. Without limiting the generality of the foregoing, each Company Stockholder agrees to execute, in accordance with and as contemplated by the Merger Agreement, (A) a Company Letter of Transmittal tendering its Voting Shares in the Merger and (B) such other instruments as may be reasonably requested to evidence the termination of the Company Affiliate Agreements.

Section 4. No Voting Trusts or Other Arrangement. Each Company Stockholder agrees that during the term of this Agreement Company Stockholder will not, and will not permit any entity under Company Stockholder’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares, except as contemplated in this Agreement. Each Company Stockholder hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares.

Section 5. Transfer and Encumbrance. Each Company Stockholder agrees that during the term of this Agreement Company Stockholder will not, directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or Company Stockholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of Voting Shares by any Company Stockholder to (a) a Person holding more than 5% of the voting equity securities of the Company immediately prior to such Transfer, (b) any investment fund or other entity controlled or managed by or under common management or control with such Company Stockholder or affiliates of such Company Stockholder, (c) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Company Stockholder, or (d) if such Company Stockholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company and Parent, to be bound by all of the terms of this Agreement.

Exhibit A-4

Section 6. Appraisal and Dissenters’ Rights. Each Company Stockholder hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger or any other Transactions that Company Stockholder may have by virtue of ownership of Voting Shares and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against the Company relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or any other Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the Merger Agreement, the Merger or any other Transactions.

Section 7. Redemption and Registration Rights. Each Company Stockholder during the term of this Agreement agrees not to (a) exercise any right to redeem any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof or (b) exercise any registration rights or other rights granted pursuant to the Investor Rights Agreement, with respect to any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof.

Section 8. Termination. This Agreement shall automatically terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Merger Agreement is validly terminated in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 8 shall relieve any party of liability for any willful breach of this Agreement occurring prior to termination and the provisions of Sections 12-15 shall survive any termination of this Agreement.

Section 9. Public Announcements; Filings; Disclosures. The Company Stockholder (and the Company Stockholder’s controlled Affiliates) shall not issue any press release or make any other public announcement or public statement (a “Public Communication”) with respect to this Agreement, the Merger Agreement, or the transactions contemplated by this Agreement or the Merger Agreement, without the prior written consent of Parent and the Company (such consent, not to be unreasonably withheld, conditioned or delayed), except (i) as required by Applicable Legal Requirements, in which case the Company Stockholder shall, to the extent permitted by Applicable Legal Requirements, first allow Parent and the Company to review such Public Communication and have the opportunity to comment thereon and the Company Stockholder shall consider such comments in good faith, (ii) if such Public Communication is made in connection with fundraising or other investment related activities and is made to such Company Stockholder’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality, (iii) with respect to a Public Communication that contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with the Merger Agreement and (iv) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under the Merger Agreement. Notwithstanding anything to the contrary in this Section 9, if the Company Stockholder is a director or officer of the Company, he or she may make public statements in his or her capacity as a director or officer of the Company to the extent permitted under the Merger Agreement.

Section 10. Non-Solicitation. The Company Stockholder acknowledges that the Company Stockholder has read Section 7.20(a) (No Solicitation) of the Merger Agreement. In addition, the Company Stockholder, solely in the Company Stockholder’s capacity as a stockholder of the Company, agrees not to, directly or indirectly, take any action that would violate Section 7.20(a) of the Merger Agreement if such Company Stockholder were deemed a “Representative” of the Company for purposes of Section 7.20(a) of the Merger Agreement; provided, that, for the avoidance of doubt, the foregoing shall not serve to limit or restrict any actions taken by such Company Stockholder in any capacity other than as a stockholder of the Company.

Exhibit A-5

Section 11. No Agreement as Director or Officer. Each Company Stockholder is signing this Agreement solely in its capacity as a stockholder of the Company. No Company Stockholder makes any agreement or understanding in this Agreement in such Company Stockholder’s capacity (or in the capacity of any Affiliate, partner or employee of Company Stockholder) as a director or officer of the Company or any of its Subsidiaries (if Company Stockholder holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Company Stockholder (or any Affiliate, partner or employee of Company Stockholder) in his, her or its capacity as a director or officer of the Company, and no actions or omissions taken in any Company Stockholder’s capacity (or in the capacity of any Affiliate, partner or employee of Company Stockholder) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Company Stockholder (or any Affiliate, partner or employee of Company Stockholder) from exercising his or her fiduciary duties as an officer or director to the Company or its Subsidiaries.

Section 12. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

Section 13. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 14. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email of a pdf document; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, to:

c/o Fusion Acquisition Corp.
667 Madison Ave, 5th Floor

New York, NY 10065

Attention:	John James
Email:	john.james@fusionacq.com

Exhibit A-6

with a copy to:

White & Case LLP
1221 Avenue of the Americas

New York, NY 10020-1095

Attention:	Elliot Smith

Gary R. Silverman

Email:	elliot.smith@whitecase.com

gary.silverman@whitecase.com

if to the Company to:

MoneyLion Inc.

30 West 21st Street, 9th Floor

New York, NY 10010

Attention:	Diwakar Choubey

Adam VanWagner

Email:	dc@moneylion.com

avanwagner@moneylion.com

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Byron Rooney

Lee Hochbaum

Darren Schweiger

Email:	byron.rooney@davispolk.com

lee.hochbaum@davispolk.com

darren.schweiger@davispolk.com

if to the Company Stockholder(s), to the address(es)set forth on Annex A hereto,

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Exhibit A-7

Section 15. Miscellaneous.

(a) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.07 and Section 11.08 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

(b) Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

(c) Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

(d) Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

(e) Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank]

Exhibit A-8

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PARENT FUSION ACQUISITION CORP.

By:
Name:
Title:

Exhibit A-9

COMPANY MONEYLION INC.

By:
Name:
Title:

Exhibit A-10

COMPANY STOCKHOLDERS: [STOCKHOLDER]
By:
Printed Name:
Title:

By:
Entity:
Title:
Email:

Exhibit A-11

Exhibit B

Form of Parent Amended and Restated Charter

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[●]

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

FIRST: The present name of the corporation is [●] (the “Corporation”). The date of filing of the original certificate of incorporation of the Corporation with the Secretary of State of the State of Delaware was March 6, 2020.

SECOND: The date of filing of the first Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was May 28, 2020.

THIRD: The date of filing of the Second Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was June 24, 2020.

FOURTH: The date of filing of the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Third A&R Certificate”) with the Secretary of State of the State of Delaware was June 25, 2020.

FIFTH: The Third A&R Certificate is hereby amended in its entirety as set forth in the Fourth Amended and Restated Certificate of Incorporation hereinafter provided for (the “Certificate of Incorporation”).

SIXTH: The Certificate of Incorporation herein certified has been duly adopted by the stockholders in accordance with the provisions of § 242 and § 245 of Delaware Law (as defined below).

SEVENTH: This Certificate shall become effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

EIGHTH: The Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

ARTICLE 1.
NAME

The name of the corporation is [●].

Exhibit B-1

ARTICLE 2.
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE 3.
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

ARTICLE 4.
CAPITAL STOCK

(A) Authorized Shares

1. Classes of Stock. The total number of shares of stock that the Corporation shall have authority to issue is [●], consisting of [●] shares of Class A common stock, par value $0.0001 per share (the ” Common Stock”), and [●] shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

2. Preferred Stock. The Board of Directors is hereby empowered, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any class or series of Preferred Stock then outstanding), to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(B) Voting Rights

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series of Preferred Stock are entitled, either separately or together with the holders of one or more other such affected classes or series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) or pursuant to Delaware Law.

Exhibit B-2

ARTICLE 5.
BYLAWS

The Board of Directors  is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation.

The stockholders may make, repeal, alter, amend or rescind, in whole or in part, the Bylaws; provided, however, that, notwithstanding any other provisions of this Certificate of Incorporation, the Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of capital stock of the Corporation or any particular class or series thereof required by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

ARTICLE 6.
BOARD OF DIRECTORS

(A) Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

(B) Number of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board.

(C) Election of Directors.

(1) The directors shall be divided into three classes, designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that each director initially designated as a Class I director shall serve for a term expiring at the first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation, each director initially designated as a Class II director shall serve for a term expiring at the second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation, and each director initially designated as a Class III director shall serve for a term expiring at the third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. In no event will a decrease in the number of directors on the Board of Directors shorten the term of any incumbent director.

Exhibit B-3

(2) The Board of Directors is authorized to assign directors already in office to Class I, Class II or Class III at the time such classification becomes effective.

(3) There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(D) Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected.

(E) Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote on the election of such director, voting together as a single class.

(F) Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of such class or series of Preferred Stock adopted by resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto, and such directors so elected shall not be subject to the provisions of this Article 6 unless otherwise provided therein.

Exhibit B-4

ARTICLE 7.
MEETINGS OF STOCKHOLDERS

(A) Annual Meetings. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board of Directors shall determine.

(B) Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock solely for the purpose of electing, removing or filling any vacancies of such directors.

(C) No Action by Written Consent. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.

ARTICLE 8.
INDEMNIFICATION

(A) Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B) Right to Indemnification.

(1) The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Exhibit B-5

(2) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D) Nonexclusivity of Rights. The rights and authority conferred in this Article 8 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E) Preservation of Rights. Neither the amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

ARTICLE 9
AMENDMENTS

The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 4(B), 5, 6, 7 and this Article 9 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 4(B), 5, 6, 7 or this Article 9, unless such action is approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class.

ARTICLE 10
CORPORATE OPPORTUNITY

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under Delaware Law (including Section 122(17) thereof):

Exhibit B-6

(a) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and

(b) waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates.

No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE 11
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware Law, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which Delaware Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 11.

Exhibit B-7

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of this _____ day of __________, 2021.

[●]

By:
Name:
Title:

[Signature Page to Certificate of Incorporation]

Exhibit B-8

Exhibit C

Form of Parent Amended and Restated Bylaws

AMENDED AND RESTATED

BYLAWS

OF

[●]

(the “Corporation”)

* * * * *

Article 1
Offices

Section 1.01. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

Section 1.03. Books. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Article 2
Meetings of Stockholders

Section 2.01. Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman of the Board of Directors in the absence of a designation by the Board of Directors). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office

Exhibit C-1

Section 2.02. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Subject to the rights of the holders of any outstanding class or series of preferred stock of the Corporation, special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by the Board of Directors.

Section 2.04. Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, the Certificate of Incorporation of the Corporation, as amended from time to time (the “Certificate of Incorporation”) or these Bylaws, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The Board of Directors or the chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. Quorum. Unless otherwise provided under the Certificate of Incorporation, these Bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified.

Exhibit C-2

Section 2.06. Voting. (a) Unless otherwise provided in the Certificate of Incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast. Subject to the rights of the holders of any class or series of preferred stock to elect additional directors under specific circumstances, as may be set forth in the certificate of designations for such class or series of preferred stock, directors shall be elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

Section 2.07. Action by Consent. Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of stockholders without a meeting.

Section 2.08. Organization. At each meeting of stockholders, the Chairman of the Board of Directors, if one shall have been elected, or in the Chairman’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Exhibit C-3

Section 2.09. Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

Section 2.10. Nomination of Directors and Proposal of Other Business.

(a) Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or any committee thereof, (C) as may be provided in the certificate of designations for any class or series of preferred stock or (D) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in paragraph (ii) of this Section 2.10(a) and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(a), and, except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal.

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (D) of paragraph (i) of this Section 2.10(a), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the merger contemplated by that certain Agreement and Plan of Merger, dated as of [●], by and among Fusion Acquisition Corp., ML Merger Sub Inc., and MoneyLion Inc., be deemed to have occurred on [●] of such year); provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting.

Exhibit C-4

(iii) A stockholder’s notice to the Secretary shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (as amended (together with the rules and regulations promulgated thereunder), the “Exchange Act”) including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1) the name and address of such stockholder (as they appear on the Corporation’s books) and any such beneficial owner;

(2) for each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned by such stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the Corporation’s securities;

(5) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(6) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination;

(7) any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and

(8) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

Exhibit C-5

If requested by the Corporation, the information required under clauses 2.10(a)(iii)(C)(2), (3) and (4) of the preceding sentence of this Section 2.10 shall be supplemented by such stockholder and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date.

(b) Special Meetings of Stockholders. If the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting, then nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving of notice provided for in this Section 2.10(b) and at the time of the special meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(b); provided, however that the number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such special meeting. For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.10(b), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (A) not earlier than 150 days prior to the date of the special meeting nor (B) later than the later of 120 days prior to the date of the special meeting and the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder’s notice to the Secretary shall comply with the notice requirements of Section 2.10(a)(iii).

(c) General. (i) To be eligible to be a nominee for election as a director, the proposed nominee must provide to the Secretary of the Corporation in accordance with the applicable time periods prescribed for delivery of notice under Section 2.10(a)(ii) or Section 2.10(b): (1) a completed D&O questionnaire (in the form provided by the Secretary of the Corporation at the request of the nominating stockholder) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or to serve as an independent director of the Corporation, (2) a written representation that, unless previously disclosed to the Corporation, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the Corporation pursuant to Section 2.10(a)(iii)(A)(2), the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with the Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

Exhibit C-6

(ii) No person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.10. No business proposed by a stockholder shall be conducted at a stockholder meeting except in accordance with this Section 2.10.

(iii) The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws or that business was not properly brought before the meeting, and if he/she should so determine, he/she shall so declare to the meeting and the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(iv) Without limiting the foregoing provisions of this Section 2.10, a stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.10; provided, however, that any references in these Bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.10, and compliance with paragraphs (a)(i)(C) and (b) of this Section 2.10 shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.10(c)(v)).

Exhibit C-7

(v) Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.10 shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

Article 3
Directors

Section 3.01. General Powers. Except as otherwise provided in Delaware Law or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. Number, Election and Term Of Office. Subject to the Certificate of Incorporation, the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time solely by resolution adopted by the Board. As set forth in Article 6 of the Certificate of Incorporation, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders.

Section 3.03. Quorum and Manner of Acting. Unless the Certificate of Incorporation or these Bylaws require a greater number, a majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by law or by the Certificate of Incorporation, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Exhibit C-8

Section 3.04. Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman of the Board of Directors in the absence of a determination by the Board of Directors).

Section 3.05. Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. Regular Meetings. After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board of Directors, President or the Secretary, on the written request of three directors. Notice of special meetings of the Board of Directors shall be given to each director at least 24 hours before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Exhibit C-9

Section 3.09. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed and delivered in any manner permitted by Section 116 of Delaware Law. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained.

Section 3.10. Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. Resignation. Any director may resign from the Board of Directors at any time by giving notice to the Board of Directors or to the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. Vacancies. Unless otherwise provided in the Certificate of Incorporation, vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

Exhibit C-10

Section 3.13. Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote on the election of such director, voting together as a single class.

Section 3.14. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Section 3.15. Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolutions applicable thereto adopted by the Board of Directors pursuant to the Certificate of Incorporation, and such directors so elected shall not be subject to the provisions of Sections 3.02, 3.12 and 3.13 of this Article 3 unless otherwise provided therein.

Article 4
Officers

Section 4.01. Principal Officers. The principal officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board of Directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices.

Section 4.02. Appointment, Term of Office and Remuneration. The principal officers of the Corporation shall be appointed by the Board of Directors or in the manner determined by the Board of Directors. Each such officer shall hold office until his or her successor is appointed, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Exhibit C-11

Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. Resignations. Any officer may resign at any time by giving notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). Any such notice must be in writing. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

Article 5
CAPITAL STOCK

Section 5.01. Certificates For Stock; Uncertificated Shares. The shares of the Corporation shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be represented by certificates. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chairperson or vice chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Exhibit C-12

Section 5.02. Lost Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.03. Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law

Section 5.04. Transfer Of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.05. Authority for Additional Rules Regarding Transfer. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

Section 5.06. Lockup. (a) The holders (together with any Permitted Transferees (as defined below), the “Lockup Holders”) of: (i) shares of Class A common stock of the Corporation issued as consideration pursuant to the Merger (as defined in the Merger Agreement) (including, for the avoidance of doubt, any Earn Out Shares (as defined in the Merger Agreement) issued during the Lockup Period (as defined below)); (ii) ML Equity; or (iii) shares of Class A common stock of the Corporation underlying ML Equity (all such securities described in clauses (i) through (iii), the “Lockup Securities”), in each case, may not Transfer (as defined below) any Lockup Securities during the Lockup Period without the prior written consent of the Board of Directors (subject to the determination of the Board of Directors in its sole discretion at any time) (the restrictions set forth in this Section 5.06, the “Lockup”).

Exhibit C-13

(b) Notwithstanding the provisions set forth in Section 5.06(a), a Lockup Holder may Transfer Lockup Securities:

(i) to the Corporation’s officers or directors, any affiliate or family member of any of the Corporation’s officers or directors

(ii) to any affiliate of such Lockup Holder or any partner, member or equityholder of such Lockup Holder or any of their respective affiliates;

(iii) to any other Lockup Holder;

(iv) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization;

(v) in the case of an individual, by virtue of laws of descent and distribution upon the death of such individual;

(vi) in the case of an individual, pursuant to a qualified domestic relations order;

(vii) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof;

(viii) by private sales or transfers made in connection with any forward purchase agreement or similar agreement at prices no greater than the price at which the securities were originally purchased;

(ix) by virtue of the laws of the State of Delaware or the dissolution of such Lockup Holder; or

(x) in the event of the Corporation’s liquidation, merger, capital stock exchange or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Exhibit C-14

(c) For purposes of this Section 5.06:

“Common Share Price” means the share price equal to the volume weighted average closing sale price of one share of Class A common stock of the Corporation as reported on the New York Stock Exchange (or the exchange on which the shares of Class A common stock of the Corporation are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Class A common stock of the Corporation), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Class A common stock of the Corporation).

“Lockup Period” means the period commencing on the Effective Time (as defined in the Merger Agreement) and ending on the earlier of (a) 180 days after the Effective Time and (b) the date on which the Common Share Price is equal to or greater than $12.00 (provided that, for purposes of this clause (b), the measurement period for determining the Common Share Price shall commence no earlier than 60 days following the Closing Date (as defined in the Merger Agreement))

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of [●] (as it may be amended or otherwise modified from time to time), by and among Fusion Acquisition Corp., ML Merger Sub Inc., and MoneyLion Inc.

“ML Equity” means stock options, other equity awards or warrants in respect of shares of the Corporation, in each case received pursuant to the Merger Agreement and outstanding as of immediately following the closing of the Merger, including, without limitation, any Converted Options (as defined in the Merger Agreement) or Parent Replacement Warrants (as defined in the Merger Agreement).

“Permitted Transferees” means any person or entity to whom a Lockup Holder is permitted to Transfer any Lockup Securities pursuant to clauses (i) through (ix) of Section 5.06(b).

“Transfer” means any direct or indirect (i) sale, offer to sell, contract or agreement to sell, hypothecation, pledge, lending, grant of any option, right or warrant to purchase, purchase of any option or contract to sell, or disposition of or agreement to dispose of, filing of (or participation in the filing of) a registration statement with the SEC or establishment or increase of put equivalent position or liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Lockup Securities, (ii) entry into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lockup Securities or (iii) public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii)

Exhibit C-15

Article 6
General Provisions

Section 6.01. Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may in its discretion or as required by law fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for stockholders entitled to notice of such adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. Dividends. Subject to limitations contained in Delaware Law and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. Amendments. The Board of Directors  is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. The stockholders may make, repeal, alter, amend or rescind, in whole or in part, these Bylaws; provided, however, that, notwithstanding any other provisions of the Certificate of Incorporation, these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of capital stock of the Corporation or any particular class or series thereof required by the Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), these Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of these Bylaws or to adopt any provision inconsistent therewith.

Exhibit C-16

Exhibit D

Form of Sponsor Support Agreement

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of [●], 2021, by and among Fusion Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Fusion Acquisition Corp., a Delaware corporation (“Parent”), the undersigned individuals, each of whom is a member of Parent’s board of directors and/or management team (each of the undersigned individuals, an “Insider” and collectively, the “Insiders”) and MoneyLion Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 8,750,000 shares of Parent Class B Stock and 8,100,000 Private Placement Warrants (collectively with any New Securities, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Parent, ML Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and conditions set forth therein;

WHEREAS, the Parent, the Sponsor and the Insiders are party to that certain letter agreement, dated as of June 25, 2020 (the “Insider Letter”), and, pursuant to Section 13 of the Insider Letter, wish to amend the Insider Letter as set forth in Section 1.9 hereto; and

WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor shall be bound by and comply with Sections 7.03 (Other Filings; Press Release), 7.04 (Confidentiality; Access to Information) and 7.20(b) (No Solicitation) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if Sponsor was an original signatory to the Merger Agreement (in the same manner as Parent, mutatis mutandis) with respect to such provisions.

Section 1.2 Lock Up. During the period commencing on the date hereof and (x) with respect to the Subject Securities that are not Private Placement Warrants ending on the earlier of (a) 180 days after the Effective Time and (b) the date on which the Common Share Price is equal to or greater than $12.00 per share (provided that, for purposes of this clause (b), the measurement period for determining the Closing Share Price shall commence no earlier than 60 days following the Closing Date), and (y) with respect to any Private Placement Warrants held by Sponsor, 30 days after the Effective Time (in each case, the “Lock Up Period”), Sponsor shall not, without the prior written consent of the Company, directly or indirectly (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Subject Securities, (ii) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) publicly announce or disclose any action or intention to effect any transaction specified in clause (i) or (ii) (any of the actions described in clauses (i) – (iii), a “Transfer”).

Exhibit D-1

Section 1.3 Permitted Transferees. Notwithstanding anything to the contrary in Section 1.2, the Sponsor (together with any permitted transferee pursuant to this Section 1.3 that has complied with this Section 1.3) may Transfer Subject Securities (i) to the Parent’s officers or directors, any affiliate or family member of any of Parent’s officers or directors, any affiliate of the Sponsor or to any members of the Sponsor or any of their affiliates, (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization, (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual, (iv) in the case of an individual, pursuant to a qualified domestic relations order (v) by private sales or transfers made in connection with any forward purchase agreement or similar agreement at prices no greater than the price at which the securities were originally purchased, (vi) in the event of Parent’s liquidation, (vii) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, or (viii) in the event of Parent’s liquidation, merger, capital stock exchange or other similar transaction which results in all of Parent’s stockholders having the right to exchange their shares of Parent Class A Stock for cash, securities or other property; provided, however, that in the case of clauses (i) – (vi), these permitted transferees must enter into a written agreement agreeing to be bound by this Sponsor Agreement.

Section 1.4 New Shares. In the event that (a) any Parent Shares, Parent Warrants or other Equity Interests of Parent are issued to Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent Shares or Parent Warrants of, on or affecting the Parent Shares or Parent Warrants owned by Sponsor or otherwise, (b) Sponsor purchases or otherwise acquires beneficial ownership of any Parent Shares, Parent Warrants or other Equity Interests of Parent after the date of this Sponsor Agreement, or (c) Sponsor acquires the right to vote or share in the voting of any Parent Shares or other Equity Interests of Parent after the date of this Sponsor Agreement (such Parent Shares, Parent Warrants or other Equity Interests of Parent, collectively the “New Securities”), then such New Securities shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Subject Securities as of the date hereof.

Section 1.5 Sponsor Agreements.

(a) At any meeting of the shareholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, Sponsor irrevocably and unconditionally agrees that it shall (i) appear at each such meeting or otherwise cause all of its Subject Securities to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities:

(i) in favor of each Parent Stockholder Matter and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Merger Agreement;

Exhibit D-2

(ii) against any Parent Business Combination or any proposal relating to a Parent Business Combination (in each case, other than the Parent Stockholder Matters);

(iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent;

(iv) against any change in the business, management or board of directors of Parent (other than in connection with the Parent Stockholder Matters);

(v) against any proposal, action or agreement that would (A) impede, interfere with, delay, postpone, adversely affect, frustrate, prevent or nullify any provision of this Support Agreement, the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub under the Merger Agreement or any other Transaction Agreement, (C) result in the breach of any covenant, representation, warranty or other obligation or agreement of Sponsor under this Sponsor Agreement, (D) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent or (F) result in any liquidation, dissolution or other change in Parent’s corporate structure or business other than as contemplated by the Merger Agreement; and

(vi) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (A) there are not sufficient votes for approval of the Parent Stockholder Matters or (B) the closing condition in Section 8.02(h) of the Merger Agreement has not been satisfied.

Sponsor hereby agrees that Sponsor shall not commit or agree to take any action inconsistent with the foregoing, regardless of whether or not the Merger or any other transaction contemplated by the Merger Agreement or any action described above is recommended by the Parent board or directors.

(b) Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in the Insider Letter, as amended by this Sponsor Agreement, including the obligations of Sponsor pursuant to Section 1 therein to not redeem any Parent Shares owned by Sponsor in connection with the transactions contemplated by the Merger Agreement. The Sponsor shall not permit the Insider Letter to be amended or modified without the Company’s consent until the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.01 thereof.

(c) During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.01 thereof, the Sponsor shall not modify or amend any Contract set forth on Schedule I attached hereto.

(d) The Sponsor hereby irrevocably and unconditionally (but subject to the consummation of the Merger) (i) acknowledges that pursuant to Section 4.3(b)(i) of the Third Amended and Restated Certificate of Incorporation of Parent (the “Parent Charter”), all of its shares of Parent Class B Stock shall convert into shares of Parent Class A Stock at the Initial Conversion Ratio (as defined in the Parent Charter) at the Effective Time and (ii) waives for itself, its successors and assigns any adjustment to the Initial Conversion Ratio to which it would otherwise be entitled pursuant to Section 4.3(b)(ii) of the Parent Charter or otherwise.

Exhibit D-3

(e) If Parent seeks to consummate a proposed Parent Business Combination by engaging in a tender offer, the Sponsor agrees that it will not sell or tender any Subject Securities in connection therewith.

Section 1.6 Further Assurances. Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or reasonably requested to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein. The Sponsor further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, relating to the negotiation, execution or delivery of this Sponsor Agreement, the Merger Agreement or the transactions contemplated hereby or thereby against (i) Parent, Parent’s Affiliates, Parent’s directors or officers, (ii) the Company, the Company’s Affiliates or the Company’s officers or directors or (iii) any of their respective successors and assigns.

Section 1.7 No Inconsistent Agreement. Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not (i) enter into any agreement that would restrict, limit or interfere, with the performance of Sponsor’s obligations hereunder, including any voting agreement or voting trust with respect to any of the Subject Shares that is inconsistent with the Sponsor’s obligations hereunder, (ii) grant a proxy or power of attorney with respect to any of the Subject Shares that is inconsistent with the Sponsor’s obligations hereunder or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would adversely effect, interfere with, or prohibit or prevent it from satisfying, the Sponsor’s obligations hereunder.

Section 1.8 Insider Arrangements. Except as permitted under the Insider Letter, neither the Sponsor nor any Insider (as defined in the Insider Agreement) shall receive from Parent any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with the consummation of the Merger other than the arrangements set forth on Schedule I attached hereto. No loans made by Sponsor to Parent will be converted into warrants of Parent. During the period commencing on the date hereof and ending on the earlier of (i) the consummation of the Closing and (ii) the valid termination of the Merger Agreement, the Sponsor and each Insider agrees not to enter into, modify or amend any Contract between or among the Sponsor, any Insider, anyone related by blood, marriage or adoption to any Insider or any Affiliate of any such Person (other than Parent or any of its Subsidiaries), on the one hand, and Parent or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Support Agreement or (y) the Company’s or Parent’s ability to perform or satisfy any obligation under the Merger Agreement.

Section 1.9 Certain Amendments to Insider Letter. The Parent, the Sponsor and the Insiders hereby agree that the Insider Letter be amended as follows:

(a) Section 7(b) of the Insider Letter is hereby amended by adding the following sentence at the end of that section:

“Notwithstanding anything to the contrary in this Section 7, the Lock-Up Period for the Sponsor shall be as set forth in Section 1.2 of that certain Sponsor Support Agreement, dated as of February [●], 2021 by and among the Company, the Sponsor, the Insiders and MoneyLion Inc. (the “Sponsor Support Agreement”).”

Exhibit D-4

Article II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Sponsor. Sponsor represents and warrants to Parent and the Company, as follows:

(a) Organization; Due Authorization. It is duly organized, validly existing and in good standing under the Laws of its jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of Sponsor. This Sponsor Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof, subject to the Remedies Exception.

(b) Ownership. Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Securities and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Parent Charter Documents, (iii) the Merger Agreement, (iv) the Insider Letter, or (v) any applicable securities Laws. The Subject Securities are the only equity securities in Parent owned of record or beneficially by Sponsor on the date of this Sponsor Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities. Other than the Parent Warrants held by Sponsor, Sponsor does not hold or own any rights, options, warrants to acquire (directly or indirectly) any Equity Interests of Parent or any Equity Interests, debt or loans convertible into, or which can be exchanged for, Equity Interests of Parent.

(c) No Conflicts.

(i) The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not (A) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which the Sponsor is subject or by which any property or asset of the Sponsor is bound, (B) conflict with or result in a violation of the organization documents of Sponsor, or (C) violate any provision of or result in breach, default or acceleration under any Contract binding upon the Sponsor or the Sponsor’s Subject Securities or, require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s Subject Securities), except in the case of clause (A) or (C) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(ii) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Sponsor with respect to the Company’s execution, delivery or performance of this Sponsor Agreement, the consummation of the transaction contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

(d) Litigation. There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

Exhibit D-5

(e) Brokerage Fees. Except as described on Section 5.21 of the Merger Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Parent or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule I attached hereto, as of the date hereof and at all times prior to consummation of the Merger, none of Sponsor, any Insider (as defined in the Insider Agreement) nor anyone related by blood, marriage or adoption to Sponsor or any Insider, is party to, or has any rights with respect to or arising from any Contract with Parent or its Subsidiaries.

(g) Acknowledgment. Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

Article III
MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.01 thereof if the Closing has not occurred, (b) the written agreement of the Sponsor, Parent, and the Company and (c) the latest to occur of (i) the termination of the Insider Letter and (ii) the end of the Lockup Period. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION  HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

Exhibit D-6

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and permitted assigns or designees. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6 Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Parent, the Company and the Sponsor or its designee, as the case may be.

Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Exhibit D-7

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Parent:

Fusion Acquisition Corp.
667 Madison Avenue, 5th floor,

New York, NY 10065
Attention:         John James

Email:                 john.james@fusionacq.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas

New York, NY 10020
Attention:         Elliott Smith

   Gary R. Silverman

Email:                 elliott.smith@whitecase.com

   gary.silverman@whitecase.com

If to the Company:

MoneyLion Inc.

30 W 21st Street, Floor 9

New York, NY 10010

Attention:         Diwakar Choubey

   Adam VanWagner

Email:                 dc@moneylion.com

    avanwagner@moneylion.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:         Byron B. Rooney

   Lee Hochbaum

   Darren M. Schweiger

Email:                 byron.rooney@davispolk.com

    lee.hochbaum@davispolk.com

   darren.schweiger@davispolk.com

If to the Sponsor or any Insider:

c/o Fusion Acquisition Corp.

667 Madison Avenue, 5th floor,

New York, NY 10065

Attention:         John James

Email: john.james@fusionacq.com

with a copy to (which will not constitute notice):

White & Case LLP
1221 Avenue of the Americas

New York, NY 10020
Attention:         Elliott Smith

   Gary R. Silverman

Email:                 elliott.smith@whitecase.com

   gary.silverman@whitecase.com

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Exhibit D-8

IN WITNESS WHEREOF, the Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

FUSION SPONSOR LLC

By:
	Name:	John James
	Title:	Sole Managing Member

[Signature Page to Sponsor Support Agreement]

Exhibit D-9

PARENT:

FUSION ACQUISITION CORP.

By:
	Name:	John James
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Exhibit D-10

COMPANY:

MONEYLION INC.

By:
	Name:	Diwakar Choubey
	Title:	President and Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Exhibit D-11

INSIDERS:

John James

Jeffery Gary

James Ross

Kelly Driscoll

Ben Buettell

Exhibit D-12

Schedule I
Affiliate Agreements

Insider Letter

Registration Rights Agreement, dated June 25, 2020, by and among the Company, Fusion Sponsor LLC and the other holders party thereto.

Administrative Services Agreement, dated June 25, 2020, by and between the Company and Fusion Sponsor LLC.

Indemnification Agreements, dated June 25, 2020, by and between the Company and each of the Company’s directors and officers.

Exhibit D-13

Exhibit E

Form of Amended and Restated Registration Rights Agreement

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [___], 2021, is made and entered into by and among each of Fusion Acquisition Corp., a Delaware corporation (the “Company” or the “SPAC”), Fusion Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), the holders of shares of common stock, preferred stock and warrants of Old MoneyLion (as defined below) set forth on the signature pages hereto (such holders, the “ML Holders”) and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement (each, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, the SPAC has issued the Sponsor an aggregate of 8,750,000 (the “Founder Shares”) of the SPAC’s Class B common stock, $0.0001 par value per share (the “SPAC Class B Common Stock”);

WHEREAS, the Founder Shares are convertible into shares of the SPAC’s Class A common stock, par value $0.0001 per share (the “SPAC Class A Common Stock”), on the terms and conditions provided in the SPAC’s amended and restated certificate of incorporation;

WHEREAS, the Sponsor purchased an aggregate of 8,100,000 private placement warrants of the SPAC, each exercisable to purchase one share of SPAC Class A common stock at $11.50 per share (each, a “Placement Warrant” and collectively, the “Placement Warrants”) in a private placement transaction (the “Private Placement”) occurring simultaneously with the closing of the Company’s initial public offering (the “IPO”);

WHEREAS, on June 25, 2020, the SPAC and the Sponsor entered into a Registration Rights Agreement (the “Original Agreement”), pursuant to which the SPAC granted the Sponsor and the other parties thereto certain registration rights with respect to certain securities of the Company;

WHEREAS, on the date hereof, upon the closing of the transactions (such transactions, the “Transactions”) contemplated by that certain Agreement and Plan of Merger, dated as of February [__], 2021 (the “Merger Agreement”), by and among the Company, ML Merger Sub Inc. and MoneyLion, Inc., a Delaware corporation (prior to the Transactions, such corporation, “Old MoneyLion”), (i) each share of SPAC Class B Common Stock issued and outstanding immediately prior to the closing of the Transactions shall be converted into a validly issued, fully paid and non-assessable share of Class A common stock, par value $0.0001 per share of the Company (“Common Stock”), (ii) each share of convertible preferred stock of Old MoneyLion shall be converted into a share of common stock of Old MoneyLion (together with each existing share of common stock of Old MoneyLion, the “MoneyLion Shares”) which, in turn, shall be converted into a number of shares of Common Stock determined in accordance with the Merger Agreement and (iii) each warrant exercisable or redeemable for common shares or preferred shares of Old MoneyLion and not exercised or terminated pursuant to its terms in connection with the closing of Transactions shall be converted into a warrant exercisable or redeemable for Common Stock (“Warrant Shares”);

WHEREAS, in connection with the consummation of the Transactions, the Company and the Holders desire to enter into this agreement, which shall replace the Original Agreement and the Fifth Amended and Restated Investor Rights Agreement, dated as of March 23, 2020, by and among Old MoneyLion and the other parties thereto, in order to provide the Holders with registration rights on the terms set forth herein;

Exhibit E-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1  Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or principal financial officer of the Company (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demand Exercise Notice” shall have the meaning given in subsection 2.1.2.

“Demanding Holders” shall have the meaning given in subsection 2.1.1(b).

“Demand Registration” shall have the meaning given in subsection 2.1.2.

“Demand Registration Period” shall have the meaning given in subsection 2.1.2.

“Demand Registration Request” shall have the meaning given in subsection 2.1.2.

“Effectiveness Date” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Date” shall have the meaning given in subsection 2.1.1(a).

“Form S-1” shall mean Form S-1 for the registration of securities under the Securities Act promulgated by the Commission.

“Form S-3” shall mean Form S-3 for the registration of securities under the Securities Act promulgated by the Commission.

“Founder Lock-up Period” shall mean, with respect to the number of Founder Shares held by the Sponsor, the period terminating on the earlier of (i) 180 days after the date hereof and (ii) the date on which the Common Share Price (as defined in the Merger Agreement) is equal to or greater than $12.00 (provided that, for purposes of this clause (ii), the measurement period for determining the Closing Share Price shall commence no earlier than 60 days following the date hereof).

“Founder Shares” shall have the meaning given in the Recitals hereto, and shall include any shares of Common Stock into which such Founder Shares convert pursuant to the terms of the SPAC’s third amended and restated certificate of incorporation.

Exhibit E-2

“Holders” shall have the meaning given in the Preamble.

“Initiating Holders” shall have the meaning given in subsection 2.1.2.

“IPO” shall have meaning set forth in the Recitals hereto.

“Letter Agreement” shall mean the letter agreement, dated as of June 25, 2020, by and among the SPAC, certain of the SPAC’s officers and directors and the Sponsor, as amended.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.3.

“Merger Agreement” shall have the meaning set forth in the Recitals hereto.

“Minimum Demand Threshold” shall mean $15,000,000.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, preliminary Prospectus or Prospectus, or necessary to make the statements in a Registration Statement, preliminary Prospectus or Prospectus, in the case of the preliminary Prospectus or Prospectus, in light of the circumstances under which they were made, not misleading.

“ML Holders” shall have the meaning set forth in the Preamble.

“MoneyLion Lock-Up Period” shall mean the period terminating on the earlier of (i) 180 days after the date hereof and (ii) the date on which the Common Share Price (as defined in the Merger Agreement) is equal to or greater than $12.00 (provided that, for purposes of this clause (ii), the measurement period for determining the Closing Share Price shall commence no earlier than 60 days following the date hereof).

“MoneyLion Shares” shall have the meaning set forth in the Recitals hereto.

“Old MoneyLion” shall have the meaning set forth in the Recitals hereto.

“Original Agreement” shall have the meaning set forth in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Lock-up Period or MoneyLion Lock-Up Period or Placement Warrant Lock-up Period, as the case may be, hereunder, under the Sponsor Support Agreement, the bylaws of the Company and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggy-back Registration” shall have the meaning given in Section 2.2.1.

“PIPE” shall have the meaning set forth in the Recitals hereto.

“Placement Warrant Lock-up Period” shall mean, with respect to the Placement Warrants, a period terminating 30 days after the date hereof, subject to certain exceptions set forth in the Letter Agreement.

“Placement Warrant” or “Placement Warrants” shall have the meaning given in the Recitals hereto.

“Private Placement” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in Section 2.1.3.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

Exhibit E-3

“Prospectus Date” shall mean the date of the final Prospectus filed with the Commission and relating to the IPO.

“Registrable Security” shall mean (a) the shares of Common Stock issued or issuable upon the conversion of any Founder Shares or MoneyLion Shares, (b) the Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any Placement Warrants), (c) the Warrant Shares and (d) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of stock, acquisition, recapitalization, consolidation, reorganization, stock exchange, stock reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) if a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act, at the earlier of (A) one year following the date the Registration Statement is declared effective or (B) the date that such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities may otherwise be transferred, new certificates or book entry credits for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Common Stock is then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company

(E) reasonable fees and disbursements not to exceed $150,000 of one counsel for the Sponsor and its affiliates, which shall be selected by the Sponsor (or its successors or permitted assignees hereunder), pursuant to a Shelf Underwriting or Demand Registration;

Exhibit E-4

(F) reasonable fees and disbursements not to exceed $25,000 of one counsel for the MoneyLion Holders, which shall be selected by the MoneyLion Holders, pursuant to a Shelf Underwriting or Demand Registration; and

(G) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registrable Securities” shall have the meaning given in subsection 2.1.1(b).

“Shelf Registration Statement” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting” shall have the meaning given in subsection 2.1.1(b).

“Shelf Underwriting Notice” shall have the meaning given in subsection 2.1.1(b).

“Shelf Underwriting Request” shall have the meaning given in subsection 2.1.1(b).

“SPAC” shall have the meaning set forth in the Recitals.

“SPAC Class A Common Stock” shall have the meaning set forth in the Recitals.

“SPAC Class B Common Stock” shall have the meaning set forth in the Recitals.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of February [__], 2021, by and among Sponsor, the Company, Old MoneyLion and the other parties thereto.

“Transactions” shall have the meaning set forth in the Recitals.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Block Trade” shall have the meaning given in Section 2.1.1(b).

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Shares” shall have the meaning set forth in the Recitals.

Exhibit E-5

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1  Shelf Registration Statement. (a) As soon as practicable but no later than thirty (30) calendar days after the date hereof (the “Filing Date”), the Company shall prepare and file with (or confidentially submit to) the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of all the Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) 60 calendar days (or 120 calendar days if the Commission notifies the Company that it will “review” the Shelf Registration Statement) following the date hereof and (y) 10 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Shelf Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that (i) if the Effectiveness Date falls on a Saturday, Sunday or other day that Commission is closed for business, the Effectiveness Date shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of Business Days that the Commission remains closed for operations. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. If at any time the Company shall have qualified for the use of a Registration Statement on Form S-3 or any other form that permits incorporation of substantial information by reference to other documents filed by the Company with the Commission and at such time the Company has an outstanding Shelf Registration Statement on Form S-1, then the Company shall use its commercially reasonably efforts to convert such outstanding Shelf Registration Statement on Form S-1 into a Shelf Registration Statement on Form S-3. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities under the Shelf Registration Statement due to limitations on the use of Rule 415 of the Securities Act, such Shelf Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities or other shares to be registered for each selling stockholder named in the Shelf Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend the Shelf Registration Statement or file one or more new Shelf Registration Statement(s) (such amendment or new Shelf Registration Statement shall also be deemed to be “Shelf Registration Statement” hereunder) to register such additional Registrable Securities and cause such amendment or Shelf Registration Statement(s) to become effective as soon as practicable after the filing thereof and no later than the earlier of (x) 30 calendar days (or 120 calendar days if the Commission notifies the Company that it will “review” the Shelf Registration Statement) after the filing of such Shelf Registration Statement and (y) 10 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Shelf Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Additional Effectiveness Date”); provided, however, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same number of Business Days that the Commission remains closed for. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 2.

Exhibit E-6

(b) Subject to Section 2.3 and Section 2.4, (i) the Sponsor or (ii) the Holders of a majority-in-interest of the then outstanding number of Registrable Securities (other than those described in clause (c) to the definition of “Registrable Securities”) held by the MoneyLion Holders (the “Demanding Holders”), may make a written demand from time to time to elect to sell all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, pursuant to an Underwritten Offering pursuant to the Shelf Registration Statement, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. The Demanding Holders shall make such election by delivering to the Company a written request (a “Shelf Underwriting Request”) for such Underwritten Offering specifying the number of Registrable Securities that the Demanding Holders desire to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). As promptly as practicable, but no later than five (5) Business Days after receipt of a Shelf Underwriting Request, the Company shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). The Company, subject to Section 2.1.3, shall include in such Shelf Underwriting (x) the Registrable Securities of the Demanding Holders and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to the Company for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within ten (10) days after the receipt of the Shelf Underwriting Notice. The Company shall, as expeditiously as possible (and in any event within twenty (20) Business Days after the receipt of a Shelf Underwriting Request), but subject to Section 2.3, use its reasonable best efforts to effect such Shelf Underwriting. The Company shall, at the request of any Demanding Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holders or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Once a Shelf Registration Statement has been declared effective, the Demanding Holders may request, and the Company shall be required to facilitate, an aggregate of three (3) Shelf Underwritings pursuant to this subsection 2.1.1(b) with respect to any or all Registrable Securities in any twelve (12) month period; provided, however, that a Shelf Underwriting shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Shelf Underwriting have been sold; and provided, further, that the number of Shelf Underwritings the Demanding Holders shall be entitled to request shall be reduced by each Demand Registration effected for such Demanding Holder pursuant to Section 2.1.2. Notwithstanding the foregoing, if a Demanding Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, such Demanding Holder only needs to notify the Company of the Underwritten Block Trade two (2) Business Days prior to the day such offering is to commence and the Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade; provided, however, that the Demanding Holder requesting such Underwritten Block Trade shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Underwritten Block Trade.

Exhibit E-7

2.1.2 Other Demand Registration. At any time that a Shelf Registration Statement provided for in Section 2.1.1(a) is not available for use by the Holders following such Shelf Registration Statement being declared effective by the Commission (a “Demand Registration Period”), subject to this Section 2.1.2 and Section 2.3 and Section 2.4, at any time and from time to time during such Demand Registration Period, the Demanding Holders shall have the right to make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by any Demanding Holder pursuant to this Section 2.1.2 is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holders making such demand for registration being referred to as the “Initiating Holders”). Subject to Section 2.3, the Demanding Holders shall be entitled to request (and the Company shall be required to effect) an aggregate of three (3) Demand Registrations pursuant to this subsection 2.1.2 with respect to any or all Registrable Securities in any twelve (12) month period; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Demand Registration have been sold; and provided, further, that the number of Demand Registrations the Demanding Holders shall be entitled to request shall be reduced by each Shelf Underwriting effected for such Demanding Holder pursuant to Section 2.1.1(b). The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable but no later than five (5) Business Days after receipt of the Demand Registration Request. The Company, subject to Sections 2.3 and 2.4, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to Section 2.1.2 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within ten (10) days following the receipt of any such Demand Exercise Notice. The Company shall, as expeditiously as possible, but subject to Section 2.3, use its reasonable best efforts to (x) file or confidentially submit with the Commission (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

2.1.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Shelf Underwriting or Demand Registration, in good faith, advises the Company, the Demanding Holders and any other Holders participating in the Underwritten Registration (if any) (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that such Holders desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and the shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have collectively requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

Exhibit E-8

2.1.4  Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Shelf Underwriting or Demand Registration, pursuant to a Registration under subsection 2.1.1 or 2.1.2 shall have the right in their sole discretion to withdraw from a Registration pursuant to such Demand Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to (i) in the case of a Shelf Underwriting, the filing of a preliminary prospectus supplement setting forth the terms of the Underwritten Offering with the Commission and (ii) in the case of a Demand Registration, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Shelf Underwriting or Demand Registration prior to its withdrawal under this subsection 2.1.4.

2.2  Piggy-back Registration.

2.2.1 Piggy-back Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) Business Days after receipt of such written notice (such Registration a “Piggy-back Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggy-back Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggy-back Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.

Exhibit E-9

2.2.2 Reduction of Piggy-back Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggy-back Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggy-back Registration in writing that the dollar amount or number of the shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2.1 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, Pro Rata, which can be sold without exceeding the Maximum Number of Securities.

2.2.3  Piggy-back Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggy-back Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggy-back Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggy-back Registration. The Company (in its sole discretion or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may postpone or withdraw the filing or effectiveness of a Piggy-back Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggy-back Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggy-back Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Shelf Underwriting or Demand Registration effected under Section 2.1 hereof; provided, however, that the rights to demand a Piggy-back Registration under this Section 2.2 shall terminate on the second anniversary of the date hereof.

Exhibit E-10

2.3  Restrictions on Registration Rights. The Company shall not be obligated to effect any Shelf Underwriting or Demand Registration within 90 days after the effective date of a previous Shelf Underwriting or Demand Registration or a previous Piggy-back Registration in which holders of Registrable Securities were permitted to register, and actually sold, 75% of the Registrable Securities requested to be included therein. The Company may postpone for up to 60 days the filing or effectiveness of (A) a Shelf Underwriting or a Registration Statement for a Demand Registration if the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, or (B) a Shelf Underwriting or a Registration Statement for a Demand Registration if the Registration Statement is required under applicable law, rule or regulation to contain (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), (iii) pro forma financial statements that are required to be included in a registration statement, or if the Board determines in its reasonable good faith judgment that such Shelf Underwriting or Demand Registration would (x) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company, (y) require the Company to make an Adverse Disclosure or (z) render the Company unable to comply with requirements under the Securities Act or Exchange Act; provided, that in such event the Holders of a majority-in-interest of the Registrable Securities initiating a Shelf Underwriting or Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Shelf Underwriting or Demand Registration shall not count as one of the permitted Shelf Underwritings or Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such Registration. The Company may delay a Shelf Underwriting or Demand Registration hereunder only twice in any three hundred sixty (360) day period.

2.4 Lock-Up. Notwithstanding anything to the contrary in this Agreement, the Company shall not be obligated to effect any Shelf Underwriting, Demand Registration or Piggy-back Registration of (i) any shares of Common Stock subject to the Founder Lock-Up Period prior to the Founder Lock-Up Period, (ii) any Registrable Securities subject to the Placement Warrant Lock-Up Period during the Placement Warrant Lock-Up Period, or (iii) any shares of Common Stock subject to the MoneyLion Lock-Up Period prior to the MoneyLion Lock-Up Period . Nothing in this Section 2.4 shall limit the Company’s obligation to register all of the Registrable Securities on the Shelf Registration Statement pursuant to Section 2.1.1(a).

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1  prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any underwriter overallotment option has terminated by its terms or (ii) the underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

3.1.3 furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, or such Holders’ legal counsel, copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus), and each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

Exhibit E-11

3.1.4 prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5  use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, and which shall not be more than three (3) Business Days from the date of such event, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal as soon as reasonably practicable if such stop order should be issued;

3.1.8  at least five (5) Business Days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus. The Company shall not include the name of any Holder or any information regarding any Holder in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder and providing each such Holder a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.9  notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10  in the event of an Underwritten Offering, permit the participating Holders to rely on any “cold comfort” letter from the Company’s independent registered public accountants provided to the managing Underwriter of such offering;

3.1.11  in the event of an Underwritten Offering, permit the participating Holders to rely on any opinion(s) of counsel representing the Company for the purposes of such Registration issued to the managing Underwriter of such offering covering legal matters with respect to the Registration;

3.1.12 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13  make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

Exhibit E-12

3.1.14  if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.15  otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and fees and expenses of legal counsel representing the Holders in excess or in addition to the legal fees and expenses included as Registration Expenses. Any reimbursement or payment by the Company shall in no event (a) be duplicative of or (b) limit any provision, in each case which provides for reimbursement of fees and expenses of counsel in any other contract or agreement between the Holders and the Company.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4  Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed and he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice) and, if so directed by the Company, each Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice. If the continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), or (iii) pro forma financial statements that are required to be included in a registration statement, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for no more than 60 days or not more than two (2) times in any three hundred sixty (360) day period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5  Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to use reasonable best efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Exhibit E-13

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1  Indemnification.

4.1.1  The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2  In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3  Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

Exhibit E-14

4.1.4  The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5  If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1  Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt of the intended recipient or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the Company at:

Fusion Acquisition Corp.

[TO COME]

with a copy to:

[TO COME]

 and to the Holders, at such Holder’s address referenced in Schedule A.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

Exhibit E-15

5.2 Assignment; No Third Party Beneficiaries.

5.2.1  This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. Prior to the expiration of the Founder Lock-up Period, Placement Warrant Lock-up Period or MoneyLion Lock-up Period, as the case may be, no Holder may assign or delegate his, her or its rights, duties or obligations under this Agreement in whole or in part. Notwithstanding the above, as it applies to the Registrable Securities, the Holder may transfer such securities during the respective lock-up period to any Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement and, if applicable, the Sponsor Support Agreement.

5.2.2 Except as set forth in subsection 5.2.1 hereof, this Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the Holders, the permitted assigns and its successors and the permitted assigns of the Holders.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3  Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4  Governing Law; Venue. THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of New York in each case located in the city of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the then outstanding Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities or another purchaser in the PIPE, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person.

5.7 Termination. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date hereof or (ii) the date as of which (A) all of the Registrable Securities have either been sold pursuant to a Registration Statement or cease to be Registrable Securities (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

Exhibit E-16

 IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

FUSION ACQUISITION CORP. a Delaware corporation

By:
Name:
Title:

HOLDERS:

FUSION SPONSOR, LLC a Delaware limited liability company

By:
Name:	John James
Title:	Sole Managing Member

[●][1]

By:
Name:
Title:

[Registration Rights Agreement]

1 NTD: To capture >5% pro forma ML Holders.

Exhibit E-17

Schedule A

Holder	Address

Fusion Sponsor, LLC	[●]

[MONEYLION HOLDERS]

Exhibit E-18

Exhibit F

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on January [●], 2021, by and between Fusion Acquisition Corp., a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive agreement with MoneyLion Inc., a Delaware corporation (“MoneyLion”), and the other parties thereto, providing for a business combination between the Company and MoneyLion (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Subscribers have agreed to purchase on the closing date of the Transaction, inclusive of the Subscribed Shares, an aggregate amount of [●] shares of Class A Common Stock, at the Per Share Price for an aggregate purchase price, inclusive of the Purchase Price, of $[●].

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”), immediately prior to and conditioned upon the effectiveness of the consummation of the Transaction.

Exhibit F-1

(b) At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), in the name of Subscriber (or its nominee or custodian in accordance with its delivery instructions) (and the Purchase Price shall be released from escrow automatically and without further action by the Company or the Subscriber), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within one (1) Business Day after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.

(c) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)	all conditions precedent to the closing of the Transaction set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived in writing by the person with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Closing;

(ii)	no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii)	the shares of Class A Common Stock shall be approved for listing on the New York Stock Exchange (the “Stock Exchange”) subject only to official notice of issuance.

Exhibit F-2

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)	all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Subscriber Material Adverse Effect; and

(ii)	Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)	all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii)	the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

Exhibit F-3

(iii)	the Merger Agreement (as filed with the Commission on or immediately following the date hereof) shall not have been amended, modified, supplemented or waived in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement; and

(iv)	there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits any Other Subscriber thereunder unless the Subscriber has been offered substantially the same benefits.

(f) Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or the Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription

Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company or its subsidiaries individually or taken as a whole, or materially affects the legal authority and ability of the Company to comply with the terms of this Subscription Agreement, including the issuance and sale of the Subscribed Shares, or the Transaction.

(b) The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents or the laws of the State of Delaware.

(c) This Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

Exhibit F-4

(d) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5 below, (iii) filings required by the United States Securities and Exchange Commission (the “Commission”), (iv) those required by the Stock Exchange, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those the failure of which to obtain would not have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

Exhibit F-5

(i) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

(j) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder.

(k) The Class A Common Stock is eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock. The Company’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Common Stock is not, and has not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Class A Common Stock through DTC.

(l) Except for J.P. Morgan Securities, Inc., Citigroup Global Markets Inc., Cantor Fitzgerald & Co. and Odeon Capital Group, LLC (together, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(m) As of their respective dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission prior to the date hereof (the “SEC Documents”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that were amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of each SEC Document is available to each Subscriber via the Commission’s EDGAR system. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Class A Common Stock with the Commission and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents as of the date hereof.

Exhibit F-6

(n) As of the date hereof, the authorized share capital of the Company consists of 400,000,000 shares of common stock (the “Common Stock”), including 380,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof and immediately prior to the Closing and prior to giving effect to the Transaction: (i) 35,000,000 shares of Class A Common Stock, 8,750,000 shares of Class B Common Stock and no Preferred Shares were issued and outstanding; (ii) 17,500,000 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share, and 8,100,000 private placement warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (together “Warrants”), were issued and outstanding; and (iii) no Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding shares of Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights or similar and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as set forth above and pursuant to (1) the Other Subscription Agreements, or (2) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Merger Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Merger Agreement. Except as described in the SEC Documents, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement.

(o) The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “FUSE.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the shares of Class A Common Stock or prohibit or terminate the listing of the shares of Class A Common Stock on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act.

(p) Upon consummation of the Transaction, the issued and outstanding shares of Class A Common Stock will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange.

(q) The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transaction, will not be, an “investment company” within the meaning of the

Investment Company Act of 1940, as amended.

(r) The Company has not entered into any subscription agreement, side letter or other agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Company other than (i) the Other Subscription Agreements and (ii) the letter agreement, dated June 25, 2020, by and among the Fusion Sponsor LLC, the Company and the other parties thereto. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and other terms with respect to the purchase of the Subscribed Shares that are no more favorable to such Subscriber thereunder than the terms of this Subscription Agreement other than terms particular to the regulatory requirements of such subscriber or its affiliates or related fund.

Exhibit F-7

(s) Neither the Company nor anyone acting on its behalf has, directly or indirectly, offered the Subscribed Shares or any similar securities for sale to, or solicited any offer to buy the Subscribed Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Subscribed Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Subscribed Shares to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) Subscriber (i) is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto).

Exhibit F-8

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or the securities laws of any State or other jurisdiction and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, (including without limitation a private resale pursuant to so called “Section 4(a)1½”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, as amended

(“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations in Section 3 of this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, MoneyLion (and its subsidiaries (collectively, the “Acquired Companies”)) and the Transaction, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the

Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that none of the Acquired Companies or the Placement Agents or any of their affiliates or any of such person’s or its affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Acquired Companies, Placement Agents or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber.

Exhibit F-9

(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agents, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Subscriber understands and acknowledges that the purchase and sale of the Subscribed Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(k) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

Exhibit F-10

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401.

(n) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(o) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(p) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, MoneyLion or any of their respective affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Section 3 of this Subscription Agreement, in making its investment or decision to invest in the Company.

(q) No broker or finder bas acted on behalf of the Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such a way as to create any liability on the Company.

(r) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of the Company prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms (other than pledges in the ordinary course of business as part of prime brokerage arrangements). “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act. Notwithstanding the foregoing, nothing in this Section 4(r) (i) shall restrict Subscriber’s ability to maintain bona fide hedging positions in respect of the Warrants of the Company held by the Subscriber as of the date hereof; (ii) shall prohibit any entities under common management or that share an investment advisor with Subscriber from entering into any short sales or engaging in other hedging transactions; and (iii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, this Section 4(r) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscription Amount covered by this Subscription Agreement. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (1) pursuant to an available exemption from the registration requirements of the Securities Act or (2) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

Exhibit F-11

(s) Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(t) Subscriber acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transaction.

Section 5. Registration of Subscribed Shares.

(a) The Company agrees that, within thirty (30) calendar days following the Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than sixty (60) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further the Company shall have the Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. The Company shall provide a draft of the Registration Statement to the Subscriber for review at least two (2) Business Days in advance of the date of filing the Registration Statement with the Commission (the “Filing Date”), and Subscriber shall provide any comments on the Registration Statement to the Company no later than the day immediately preceding the Filing Date. Unless otherwise agreed to in writing by the Subscriber prior to the filing of the Registration Statement, the Subscriber shall not be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares or other shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file one or more new Registration Statement(s) (such amendment or new Registration Statement shall also be deemed to be “Registration Statement” hereunder) to register such additional Subscribed Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided, that the Additional Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further the Company shall have such Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5.

Exhibit F-12

(b) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earlier of (i) three (3) years from the effective date of the Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold or (iii) on the first date on which the Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as the Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Subscribed Shares pursuant to the Registration Statement, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Company’s Common Stock are then listed and update or amend the Registration Statement as necessary to include Subscribed Shares. The Company will use its commercially reasonable efforts to, for so long as the Subscriber holds Subscribed Shares, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable the Subscriber to resell the Subscribed Shares pursuant to Rule 144. The Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.

Exhibit F-13

(c) The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided, that the Company shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated filing date of the Registration Statement; and provided, further, under no circumstances shall Subscriber be required to sign any type of lock-up agreement. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period, and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (iii) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that (1) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

Exhibit F-14

(e) Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability

(f) For purposes of this Section 5 of this Subscription Agreement, (i) “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any affiliate of the Subscriber to which the rights under this Section 5 shall have been duly assigned.

(g) The Company shall indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information, provided that the Company has given notice of such event to the Subscriber in accordance with the terms of this Agreement. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).

Exhibit F-15

(h) Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement or selling stockholder named in the Registration Statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein and that Subscriber has received notice from the Company of such Suspension Event in accordance with the terms of this Agreement. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(k) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation.

Exhibit F-16

(l) In addition, in connection with any sale, assignment, transfer or other disposition of the Subscribed Shares by the Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Subscribed Shares held by the Subscriber become freely tradable and upon compliance by the Subscriber with the requirements of this Subscription Agreement, if requested by the Subscriber, the Company shall use commercially reasonable efforts to cause the transfer agent for the Subscribed Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Subscribed Shares and make a new, unlegended entry for such book entry Subscribed Shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from the Subscriber, provided that the Company and the Transfer Agent have timely received from the Subscriber customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Subscriber by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of the Company’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Subscriber may request that the Company remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Subscribed Shares. If restrictive legends are no longer required for such Subscribed Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 5(l) and within two (2) trading days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Subscribed Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, and (d) November 11, 2021, if the Closing has not occurred by such date; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.

Exhibit F-17

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated June 25, 2020 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement, and (c) will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Subscription Agreement; provided, however, that nothing in this Section 7 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that the Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the Company’s certificate of incorporation in respect of any redemptions by Subscriber in respect of Class A Common Stock acquired by any means other than pursuant to this Subscription Agreement.

Section 8. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).

Exhibit F-18

(b) Subscriber acknowledges that (i) the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) the Placement Agents and, following the Closing, MoneyLion, will rely on the representations and warranties of the Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each of the Company, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and the rights set forth in Section 5) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

Exhibit F-19

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 5, Section 8(b), Section 8(c) and this Section 8(j) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) Each of the Company and Subscriber further acknowledge and agree that the Placement Agents are third-party beneficiaries of the representations and warranties of the Company and of the Subscriber contained in this Subscription Agreement.

(l) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(l) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(m) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

Exhibit F-20

(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the

Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

(t) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, file with the Commission a Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of this Subscription Agreement and the Other Subscription Agreements and the transactions contemplated hereby and thereby, the Transaction and any other material, nonpublic information that the Company has provided to Subscriber or any of Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document and including as exhibits to the Disclosure Document, the form of this Subscription Agreement and the Other Subscription Agreement (in each case, without redaction). Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber and Subscriber’s affiliates, attorneys, agents and representatives shall not be in possession of any material, non-public information received from the Company or any of its affiliates, officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).

Exhibit F-21

(u) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, MoneyLion or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(v) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.

(w) The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Subscription Agreement.

[Signature pages follow.]

Exhibit F-22

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

FUSION ACQUISITION CORP.

By:
Name:
Title:

Address for Notices:
Fusion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, New York 10065
Email:	john.james@fusionacq.com
Attention:	John James

with a copy (not to constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Email:	joel.rubinstein@whitecase.com
elliott.smith@whitecase.com
Attention:	Joel Rubinstein
Elliott Smith

[Signature Page to Subscription Agreement]

Exhibit F-23

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Subscribed Shares are to be registered (if different):	Date: ________, 2021

Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):

Number of Shares of Class A Common Stock subscribed for:

Aggregate Purchase Price: $	Price Per Share: $10

[Signature Page to Subscription Agreement]

Exhibit F-24

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

** OR **

2.	ACCREDITED INVESTOR STATUS (Please check the box)

☐	Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

** AND **

3.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

Exhibit F-25

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐	Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐	Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐	Any entity, other than an entity described in the categories of “accredited investors”

above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐	Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐	Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

[Specify which tests:                        ]

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

Exhibit F-26

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status;

or

☐	Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

This page should be completed by Subscriber and constitutes a part of the

Subscription Agreement.

Exhibit F-27

Exhibit G

Form of LTIP

[MONEYLION INC.]
OMNIBUS INCENTIVE PLAN

Section 1. Purpose. The purpose of the [MoneyLion Inc.] Omnibus Incentive Plan (as amended from time to time, the “Plan”) is to promote the long-term success of [MoneyLion Inc., a Delaware corporation] (the “Company”) by motivating employees and other individuals to perform at the highest level and contributing significantly to the success of the Company, thereby furthering the best interests of the Company and its shareholders. The Plan shall serve as the primary plan under which equity-based incentives are awarded on a worldwide basis to Participants.

Section 2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a) “Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

(b) “Award” means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c) “Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d) “Beneficial Owner” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

(e) “Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of a Participant’s death. If no such Person can be named or is named by a Participant, or if no Beneficiary designated by a Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at a Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(f) “Board” means the Board of Directors of the Company.

Exhibit G-1

(g) “Cause” is as defined in Participant’s Service Agreement, if any, or Award Agreement or, if not so defined, means: (i) any theft, fraud, embezzlement, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, falsification of any documents or records of the Company or any of its Affiliates, felony or similar act by Participant (whether or not related to Participant’s relationship with the Company); (ii) an act of moral turpitude by Participant, or any act that causes significant injury to, or is otherwise adversely affecting, the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (iii) any breach by Participant of any material agreement with or of any material duty of Participant to the Company or any Subsidiary or Affiliate thereof (including breach of confidentiality, non-disclosure, non-use non-competition or non-solicitation covenants towards the Company or any of its Affiliates) or failure to abide by code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); or (iv) any act which constitutes a breach of a Participant’s fiduciary duty towards the Company or an Affiliate or Subsidiary, including disclosure of confidential or proprietary information thereof or acceptance or solicitation to receive unauthorized or undisclosed benefits, irrespective of their nature, or funds, or promises to receive either, from individuals, consultants or corporate entities that the Company or a Subsidiary does business with; (v) Participant’s unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of the Company or any of its Affiliates (including, without limitation, the improper use or disclosure of confidential or proprietary information); or (vi) any circumstances that constitute grounds for termination for cause under Participant’s Service Agreement with the Company or Affiliate, to the extent applicable. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Committee and shall be final and binding on Participant.

(h) “Change in Control” means the occurrence of any one or more of the following events:

(i) any Person, other than (A) any employee plan established by the Company or any Subsidiary, (B) the Company or any of its Affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an entity owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of the Company, is (or becomes, during any 12-month period) the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;

(ii) a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the “Existing Board”) cease for any reason to constitute at least 50% of the Board; provided, however, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; provided further, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;

Exhibit G-2

(iii) the consummation of a merger, amalgamation or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction pursuant to applicable stock exchange requirements; provided that immediately following such transaction the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such transaction or parent entity thereof) 50% or more of the total voting power of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power and total fair market value of the stock of such surviving entity or parent entity thereof); and provided, further, that such a transaction effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power and total fair market value of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or

(iv) the sale or disposition by the Company of all or substantially all of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions and (B) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute “deferred compensation” (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring interest or additional tax under Section 409A of the Code.

Exhibit G-3

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(j) “Committee” means the compensation committee of the Board unless another committee is designated by the Board If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board.

(k) “Consultant” means any individual, including an advisor, who is providing bona fide services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity, but in no event shall the Plan or any action taken hereunder be construed to create an employer-employee relationship between any such Consultant and the Company or of any of its Affiliates.

(l) “Director” means any member of the Board.

(m) “Effective Date” means the later of (i) the date on which the Plan is adopted by the Board and approved by the shareholders of the Company, and (ii) [XX]1.

(n) “Employee” means any individual, including any officer, employed by the Company or any Subsidiary or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws; provided that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Subsidiaries. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Subsidiaries for purposes of eligibility for participation in the Plan.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

[1]	Date to be the date of Closing of the business combination.

Exhibit G-4

(p) “Fair Market Value” means (i) with respect to Shares, the closing price of a Share on the trading day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(q) “Incentive Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that meets the requirements of Section 422 of the Code.

(r) “Intrinsic Value” with respect to an Option or SAR Award means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(s) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(t) “Non-Qualified Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.

(u) “Option” means an Incentive Stock Option or a Non-Qualified Stock Option.

(v) “Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

(w) “Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

Exhibit G-5

(x) “Participant” means the recipient of an Award granted under the Plan.

(y) “Performance Award” means an Award granted pursuant to Section 10.

(z) “Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

(aa) “Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

(bb) “Prior Award” means an award granted prior to the Effective Date under the Prior Plan.

(cc) “Prior Plan” means the MoneyLion Inc. 2014 Equity Incentive Plan.

(dd) “Restricted Stock” means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.

(ee) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ff) “RSU” means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(gg) “SAR” means a right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant.

(hh) “Service Agreement” means any employment, severance, consulting or similar agreement between the Company or any of its Affiliates and a Participant.

(ii) “Share” means a share of the Company’s [Class A] common stock, $[0.01] par value.

(jj) “Subsidiary” means an entity of which the Company directly or indirectly holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity. Whether employment by or service with a Subsidiary is included within the scope of the Plan shall be determined by the Committee.

(kk) “Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

Exhibit G-6

(ll) “Termination of Service” means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant or Non-Employee Director, the date the performance of services for the Company or any Subsidiary has ended; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when such Subsidiary ceases to be a Subsidiary unless such Participant’s employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).

Section 3. Eligibility.

(a) Any Employee, Non-Employee Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer or receipt of an Award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(b) Holders of equity compensation awards granted by a company that is acquired by the Company (or whose business is acquired by the Company) or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

Section 4. Administration.

(a) Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

(b) Delegation of Authority. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards in the form of Share rights (except that such delegation shall not apply to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

Exhibit G-7

(c) Authority of Committee. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement, which need not be identical for each Participant; (v) determine whether, to what extent, under what circumstances and by which methods Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise), or any combination thereof, or canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards; (viii) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (ix) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

(d) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee (or a subcommittee thereof) that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee (or a subcommittee) meeting such requirements to the extent necessary for such exemption to remain available.

Exhibit G-8

Section 5. Shares Available for Awards.

(a) Subject to adjustment as provided in Section 5(c) and except for Substitute Awards, the maximum number of Shares available for issuance under the Plan shall not exceed in the aggregate [●]2 Shares and up to [●] Shares3 subject to the outstanding Prior Awards4 as of the Effective Date, with no less than [●] Shares to be available for grant pursuant to awards under Sections 8 and 9. The total number of Shares available for issuance under the Plan shall be increased on each of January 1, 2022 and January 1, 2023 in an amount equal to the lesser of (i) 2% of outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of Shares as determined by the Committee in its discretion. Shares underlying Substitute Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise), appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant hereunder.

(b) If any Award or Prior Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or lapsed Award or Prior Award shall again be available for grant under the Plan. The following shall become available for issuance under the Plan: (i) any Shares withheld in respect of taxes relating to any Award or Prior Award and (ii) any Shares tendered or withheld to pay the exercise price of Options or Prior Awards.

(c) In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to Section 19 and applicable law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i) the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(f);

[2]	Note to Draft: To be 9% of the actual number of Class A common shares outstanding as of the Closing (taking into account redemptions by Fusion stockholders).

[3]	Note to Draft: To be in respect of the options that are rolling into Fusion options at the Effective Time.

[4]	Note to Draft: To be 5% of the actual number of Class A common shares outstanding as of the Closing (taking into account redemptions by Fusion stockholders).

Exhibit G-9

(ii) the number and type of Shares (or other securities) subject to outstanding Awards;

(iii) the grant, acquisition, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv) the terms and conditions of any outstanding Awards, including the performance criteria of any Performance Awards;

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

(e) The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board, $1,000,000 in total value during the initial annual period, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 5(e) shall apply commencing with the first calendar year that begins following the Effective Date.

(f) Subject to adjustment as provided in Section 5(c)(i), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall be [●]5. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonqualified Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

Section 6. Options. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The exercise price per Share under an Option shall be determined by the Committee at the time of grant; provided, however, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

[5]	Note to Draft: Same number as the initial share reserve otherwise under the Plan.

Exhibit G-10

(b) The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option.

(c) The Committee shall determine the methods by which, and the forms in which payment of the exercise price with respect thereto may be made or deemed to have been made, including cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price.

(d) To the extent an Option is not previously exercised as to all of the Shares subject thereto, and, if the Fair Market Value of one Share is greater than the exercise price then in effect, then the Option shall be deemed automatically exercised immediately before its expiration.

(e) No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(c)).

(f) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code).

Section 7. Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 6.

(b) The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(c) The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR.

Exhibit G-11

(d) Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(e) To the extent a SAR is not previously exercised as to all of the Shares subject thereto, and, if the Fair Market Value of one Share is greater than the exercise price then in effect, then the SAR shall be deemed automatically exercised immediately before its expiration.

(f) No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(c)).

Section 8. Restricted Stock. The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The Award Agreement shall specify the vesting schedule.

(b) Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a shareholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.

(d) The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends or other distributions paid on Awards of Restricted Stock prior to vesting be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividends or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.

(e) Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f) The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, such Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

Exhibit G-12

Section 9. RSUs. The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The Award Agreement shall specify the vesting schedule and the delivery schedule (which may include deferred delivery later than the vesting date).

(b) Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) An RSU shall not convey to a Participant the rights and privileges of a shareholder with respect to the Share subject to such RSU, such as the right to vote or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such RSU.

(d) The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividend equivalents or other distributions paid on Awards of RSUs prior to vesting or settlement, as applicable, be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividend equivalents or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as such Awards.

(e) Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f) The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

Section 10. Performance Awards. The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards that may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

Exhibit G-13

(b) Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis, with respect to one or more business units, divisions, Subsidiaries or business segments, or on an individual basis. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(c) Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Committee.

(d) A Performance Award shall not convey to a Participant the rights and privileges of a shareholder with respect to the Share subject to such Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares subject to such Performance Award with respect to any dividends declared during the period that such Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant’s earning of the Shares with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Committee, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.

(e) The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Exhibit G-14

Section 11. Other Cash-Based Awards and Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

Section 12. Effect of Termination of Service or a Change in Control on Awards.

(a) The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.

(b) Subject to the last sentence of Section 2(jj), the Committee may determine, in its discretion, whether, and the extent to which, (i) an Award will vest during a leave of absence, (ii) a reduction in service level (for example, from full-time to part-time employment) will cause a reduction, or other change, to an Award and (iii) a leave of absence or reduction in service will be deemed a Termination of Service.

(c) In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(i) continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving entity or its parent;

(ii) substitution or replacement of such Award by the successor or surviving entity or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving entity (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);

(iii) acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or SAR Award, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or SAR Award without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, either (A) immediately prior to or as of the date of the Change in Control, (B) upon a Participant’s involuntary Termination of Service (including upon a termination of the Participant’s employment by the Company (or a successor corporation or its parent) without Cause, by a Participant for “good reason” and/or due to a Participant’s death or “disability”, as such terms may be defined in the applicable Award Agreement and/or a Participant’s Service Agreement, as the case may be) on or within a specified period following the Change in Control or (C) upon the failure of the successor or surviving entity (or its parent) to continue or assume such Award;

Exhibit G-15

(iv) in the case of a Performance Award, determination of the level of attainment of the applicable performance condition(s); and

(v) cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; provided that, in the case of an Option or SAR Award, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or SAR Award is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR Awards for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code.

Section 13. General Provisions Applicable to Awards.

(a) Awards shall be granted for such cash or other consideration, if any, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

(b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

Exhibit G-16

(d) Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 13(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under applicable law, by such Participant’s guardian or legal representative. The provisions of this Section 13(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e) A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f) All certificates, if any, for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise or settlement thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Committee’s satisfaction, (ii) as determined by the Committee, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or accounting or tax rules and regulations and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Committee deems necessary or appropriate to satisfy any applicable laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Committee determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

(h) The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

Exhibit G-17

Section 14. Amendments and Terminations.

(a) Amendment or Termination of the Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 5(c) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b) Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

(c) Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(c) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan or Award to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(c)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

Exhibit G-18

(d) No Repricing. Except as provided in Section 5(c), the Committee may not, without shareholder approval, seek to effect any re-pricing of any previously granted “underwater” Option, SAR or similar Award by: (i) amending or modifying the terms of the Option, SAR or similar Award to lower the exercise price; (ii) cancelling the underwater Option, SAR or similar Award and granting either (A) replacement Options, SARs or similar Awards having a lower exercise price or (B) Restricted Shares, RSUs, Performance Awards or Other Share-Based Awards in exchange; or (iii) cancelling or repurchasing the underwater Options, SARs or similar Awards for cash or other securities. An Option, SAR or similar Award will be deemed to be “underwater” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

Section 15. Miscellaneous.

(a) No Employee, Consultant, Non-Employee Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c) In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the Employee has a change in status from a full-time employee to a part-time employee (or serves as a Consultant or Director) or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by applicable law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(d) As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Committee’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Committee’s request.

Exhibit G-19

(e) No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

(f) Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, including the grant of options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(e) The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

(g) If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(h) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(i) Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Committee’s or another third party selected by the Committee. The form of delivery of any Shares (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

Exhibit G-20

(j) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(k) Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 16. Effective Date of the Plan. The Plan shall be effective as of the Effective Date.

Section 17. Term of the Plan. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of [●]6; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 14(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 18. Cancellation or “Clawback” of Awards.

(a) The Committee may specify in an Award Agreement that a Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited (as provided in such Award Agreement) or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum share ownership requirements, that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

[1]	Date to be date on which the Plan was adopted by the Board.

Exhibit G-21

(b) The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

Section 19. Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), a Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), a Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A of the Code.

Section 20. Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(c).

Exhibit G-22

Section 21. Data Protection. In connection with the Plan, the Company may need to process personal data provided by the Participant to the Company or its Affiliates, third party service providers or others acting on the Company’s behalf. Examples of such personal data may include, without limitation, the Participant’s name, account information, social security number, tax number and contact information. The Company may process such personal data in its legitimate business interests for all purposes relating to the operation and performance of the Plan, including but not limited to:

(a) administering and maintaining Participant records;

(b) providing the services described in the Plan;

(c) providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which such Participant works; and

(d) responding to public authorities, court orders and legal investigations, as applicable.

The Company may share the Participant’s personal data with (i) Affiliates, (ii) trustees of any employee benefit trust, (iii) registrars, (iv) brokers, (v) third party administrators of the Plan, (vi) third party service providers acting on the Company’s behalf to provide the services described above or (vii) regulators and others, as required by law.

If necessary, the Company may transfer the Participant’s personal data to any of the parties mentioned above in a country or territory that may not provide the same protection for the information as the Participant’s home country. Any transfer of the Participant’s personal data to recipients in a third country will be made subject to appropriate safeguards or applicable derogations provided for under applicable law. Further information on those safeguards or derogations can be obtained through the contact set forth in the Employee Privacy Notice (the “Employee Privacy Notice”) that previously has been provided by the Company or its applicable Affiliate to the Participant. The terms set forth in this Section 21 are supplementary to the terms set forth in the Employee Privacy Notice (which, among other things, further describes the rights of the Participant with respect to the Participant’s personal data); provided that, in the event of any conflict between the terms of this Section 21 and the terms of the Employee Privacy Notice, the terms of this Section 21 shall govern and control in relation to the Plan and any personal data of the Participant to the extent collected in connection therewith.

The Company will keep personal data collected in connection with the Plan for as long as necessary to operate the Plan or as necessary to comply with any legal or regulatory requirements.

A Participant has a right to (i) request access to and rectification or erasure of the personal data provided, (ii) request the restriction of the processing of his or her personal data, (iii) object to the processing of his or her personal data, (iv) receive the personal data provided to the Company and transmit such data to another party, and (v) to lodge a complaint with a supervisory authority.

Section 22. Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

Exhibit G-23